    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 29, 1998

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM F-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             SONY KABUSHIKI KAISHA
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                SONY CORPORATION
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    JAPAN                                     NONE
       (STATE OR OTHER JURISDICTION OF                  (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                IDENTIFICATION NO.)

         7-35, KITASHINAGAWA 6-CHOME              SONY CORPORATION OF AMERICA
     SHINAGAWA-KU, TOKYO 141-0001, JAPAN        550 MADISON AVENUE, 33RD FLOOR
               (813) 5448-2111                   NEW YORK, NEW YORK 10022-3211
       (ADDRESS AND TELEPHONE NUMBER OF                 (212) 833-6849
  REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)      (NAME, ADDRESS AND TELEPHONE
                                                 NUMBER OF AGENT FOR SERVICE)

                            ------------------------
                           COPY OF COMMUNICATIONS TO:

            STEPHEN A. GRANT, ESQ.                      THEODORE A. PARADISE, ESQ.
             SULLIVAN & CROMWELL                          DAVIS POLK & WARDWELL
               125 BROAD STREET                          AKASAKA TWIN TOWER EAST
           NEW YORK, NEW YORK 10004                       17-22, AKASAKA 2-CHOME
                (212) 558-4000                       MINATO-KU, TOKYO 107-0052, JAPAN
                                                             (813) 5561-4421

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

========================================================================================================
                                                 PROPOSED MAXIMUM    PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF        AMOUNT TO BE      OFFERING PRICE    AGGREGATE OFFERING     AMOUNT OF
SECURITIES TO BE REGISTERED      REGISTERED        PER UNIT(1)           PRICE(1)       REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
Notes......................  $1,000,000,000(2)     100%(3)          $1,000,000,000(3)       $295,000
========================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee.

(2) The securities are not being registered for the purpose of sales outside the United States.

(3) Exclusive of accrued interest, if any.
                            ------------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

GLOBAL PROSPECTUS
                             SUBJECT TO COMPLETION,
                             DATED JANUARY 29, 1998

LOGO

SONY CORPORATION
(SONY KABUSHIKI KAISHA)

$ 1,500,000,000
    % Notes due                       , 2003

Interest payable                 and
ISSUE PRICE:        %

Interest on the      % Notes due              , 2003 (the "Notes") will be
payable semiannually in arrears on                 and                 of each
year, commencing              , 1998. The Notes are not redeemable prior to
maturity, except in the event of certain changes in tax law. See "Description of Notes -- Optional Tax Redemption". Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof. See "Description of Notes".

Application has been made to The London Stock Exchange for the Notes to be admitted to the Official List.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------
                                                         PRICE TO         UNDERWRITING     PROCEEDS TO
                                                         PUBLIC(1)        DISCOUNT(2)      THE COMPANY(1)(3)
------------------------------------------------------------------------------------------------------------
Per Note                                                               %                 %                 %
------------------------------------------------------------------------------------------------------------
Total                                                    $                $                $
------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from               , 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(3) Before deducting estimated expenses of $1,135,000 payable by the Company.

The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters. It is expected that delivery of the Notes will be made through the facilities of The Depository Trust Company ("DTC"), Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System ("Euroclear"), or Cedel Bank,
societe anonyme ("Cedel Bank") on or about                   , 1998, against
payment therefor in immediately available funds.

                               JOINT BOOK-RUNNERS

GOLDMAN, SACHS & CO.            MERRILL LYNCH & CO.            J.P. MORGAN & CO.

             , 1998

                               TABLE OF CONTENTS

                                            PAGE
Enforcement of Civil Liabilities..........    3
Available Information.....................    3
Incorporation of Certain Documents by
  Reference...............................    3
Forward Looking Statements................    4
Prospectus Summary........................    5
Use of Proceeds...........................    8
Consolidated Ratios of Earnings to Fixed
  Charges.................................    8
Capitalization............................    9
Selected Consolidated Financial Data......   10
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   12

                                            PAGE
Business..................................   19
Directors and Statutory Auditors..........   24
Description of Notes......................   25
Global Clearance and Settlement...........   30
Taxation..................................   33
Japanese Foreign Exchange Controls........   34
Underwriting..............................   35
Ratings...................................   36
Experts...................................   36
Validity of Notes.........................   36
General Information.......................   37

                            ------------------------

In this Prospectus, Sony Corporation is referred to as the "Company" and the Company and its consolidated subsidiaries are together referred to as "Sony".

In this Prospectus, amounts are expressed in Japanese yen ("yen" or "Y") or in United States dollars ("dollars" or "$"). Except as otherwise indicated, for the convenience of the reader yen amounts as of and for the year ended March 31, 1997 have been translated into dollars at the rate of 124 yen to the dollar, the approximate rate of exchange on March 31, 1997, and yen amounts as of and for the nine months ended December 31, 1997 have been translated into dollars at the rate of 130 yen to the dollar, the approximate rate of exchange on December 31, 1997. Such rates are not materially different from the noon buying rates in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York on such dates (Y123.72=$1 on March 31, 1997 and Y130.45=$1 on December 31, 1997). See "Selected Consolidated Financial Data" for information regarding rates of exchange for the yen and the dollar from April 1, 1992 to December 31, 1997. On January 26, 1998, such noon buying rate was Y126.64 = $1. No representation is made that the yen amounts have been, could have been or could be converted into dollars at that or any other rate.

No dealer, salesman or any other person has been authorized to give any information or make any representations other than those contained in this Prospectus in connection with the offer made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such solicitation.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING." IN CONNECTION WITH THIS OFFERING, J.P.MORGAN SECURITIES INC. MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE LONDON STOCK EXCHANGE, ON THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                        ENFORCEMENT OF CIVIL LIABILITIES

The Company is incorporated in Japan with limited liability and virtually all its directors and executive officers (and certain experts named herein) reside in Japan. All or a substantial portion of the assets of these persons and of the Company are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons outside Japan or to enforce against such persons or the Company judgments obtained in United States courts predicated upon the civil liability provisions of the Federal securities laws of the United States or judgments obtained in other courts outside Japan. The Company has been advised by its Japanese counsel, Tsunematsu Yanase & Sekine, that there is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the Federal securities laws of the United States.

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Certain such filings are available via electronic means through the Commission's web site on the Internet (http://www.sec.gov). Reports and other information filed by the Company with the Commission may also be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's American Depositary Shares ("ADSs") are listed on the New York Stock Exchange, the Pacific Stock Exchange and the Midwest (Chicago) Stock Exchange and such reports and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, CA 94104, and the Midwest Stock Exchange, 440 S. LaSalle Street, Chicago, IL 60605.

The Company has filed with the Commission a registration statement on Form F-3 (herein, together with any amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company's Annual Report on Form 20-F for the fiscal year ended March 31, 1997 (File No. 1-6439) (the "1997 20-F") and the Company's reports on Form 6-K, dated September 25, 1997, October 1, 1997, October 30, 1997, November 10, 1997 and January 29, 1998, respectively, have been filed with the Commission pursuant to the Exchange Act and (other than (i) the sections captioned "Forecast for the Fiscal Year Ending March 31, 1998" in the reports on Form 6-K, dated October 30, 1997 and January 29, 1998, respectively, and (ii) the section captioned "Extra Dividend for the Fiscal Year Ending March 31, 1998" in the report on Form 6-K dated January 29, 1998) are incorporated herein by reference. This Prospectus is qualified in its entirety by the more detailed information contained in such reports and incorporated herein by reference.

In addition, all reports on Form 20-F (and all amendments thereto) filed by the Company pursuant to the Exchange Act and, to the extent, if at all, designated therein, certain reports on Form 6-K furnished by the Company after the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference in this Prospectus and deemed to be a part hereof from the date of the filing or furnishing of such documents or reports, to the extent not superseded by documents or reports subsequently filed or furnished.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to the Company at 7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo 141-0001, Japan, Attention: Investor Relations.

                           FORWARD LOOKING STATEMENTS

Statements made in this Prospectus and certain of the documents incorporated herein by reference with respect to Sony's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties. Potential risks and uncertainties include, without limitation, general economic conditions in Sony's markets, particularly levels of consumer spending; exchange rates, particularly between the yen and the U.S. dollar and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; and Sony's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology (particularly in the Electronic Business), and subjective and changing consumer preferences (particularly in the Entertainment Business).

                               PROSPECTUS SUMMARY

This summary is qualified in its entirety by, and is subject to, the detailed information and financial statements and the notes thereto contained elsewhere in this Prospectus or incorporated herein by reference.

                                  THE COMPANY

Sony is one of the world's leading designers, developers, manufacturers and distributors of electronic and entertainment products. Sony's products are sold under the trademark "Sony", which has been registered in 193 countries and territories. The Company believes the "Sony" name is among the most recognized in the world, and intends to continue to enhance brand recognition through the development of high-quality, innovative products. Sony's principal manufacturing facilities are located in Japan, the United States, Europe and Asia, and its products are marketed by sales subsidiaries and unaffiliated local distributors throughout the world. The Company was the first Japanese company to be listed on the New York Stock Exchange.

Sony has experienced compound annual growth in sales and operating revenue of 19.1% during the last three fiscal years. For the fiscal year ended March 31, 1997, which marked the Company's fiftieth anniversary, Sony reported sales and operating revenue of Y5,663.1 billion ($45,670.4 million), operating income of Y370.3 billion ($2,986.5 million) and net income of Y139.5 billion ($1,124.7 million), generated by its three business segments: Electronics, Entertainment, and Insurance and Financing.

Electronics. Sony's Electronics Business is engaged in the development, manufacture, and sales of various kinds of electronic equipment, instruments and devices. Sony aims to be at the forefront of the latest technology in all of its electronics product lines, including camcorders and other video-related equipment such as DVD-Video players and digital still cameras, audio-related equipment such as MiniDisc (MD) systems and compact disc (CD) systems, televisions, personal computers, telecommunication equipment, semiconductors, electronic components and PlayStation game consoles and software. Sony believes that it has positioned itself as a producer of quality products using advanced technology and creative design. Sony intends to continue to capitalize on its reputation as a world leader in innovative ideas and products by focusing on digital and network technologies, including developing satellite broadcast reception systems for home use.

Entertainment. Sony's Entertainment Business is engaged in the development, production, manufacture and distribution of recorded music in all commercial formats and musical genres, and image-based software including film, video, television and new entertainment technologies, primarily through Sony Music Entertainment Inc. (SMEI), Sony Music Entertainment (Japan) Inc. (SMEJ) and Sony Pictures Entertainment (SPE). SPE set a new industry record in global box office revenues during calendar year 1997, with hit movies such as Jerry Maguire, Men in Black and My Best Friend's Wedding. SMEI's recent albums include successful releases from popular music artists such as Celine Dion, Barbra Streisand and Mariah Carey.

Insurance and Financing. Sony provides life insurance primarily for individuals in Japan through Sony Life Insurance Co., Ltd. (Sony Life Insurance), which has adopted an innovative marketing approach and experienced significant growth in revenue in recent years. Sony Life Insurance recently received an "AA-" credit rating from Standard & Poor's Corporation.

The Company was established in Japan in May 1946 as Tokyo Tsushin Kogyo Kabushiki Kaisha. In January 1958, it changed its name to Sony Kabushiki Kaisha (Sony Corporation). The Company's principal executive offices are located at 7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo 141-0001, Japan and its telephone number at that address is (813) 5448-2111.

                                  THE OFFERING

ISSUER................................ Sony Corporation

SECURITIES OFFERED.................... $1,500,000,000 principal amount of      %
                                       Notes due           , 2003.

MATURITY DATE.........................           , 2003.

ISSUE PRICE...........................      % of the principal amount, plus
                                       accrued interest, if any, from
                                                 , 1998.

INTEREST PAYMENTS DATES...............           , and           , commencing
                                                 , 1998.

MARKETS............................... United States, Europe and Asia other than
                                       Japan.

STATUS OF SECURITIES.................. The Notes will be direct, unconditional, unsubordinated obligations of the Company and will rank pari passu and ratably without any preference among themselves and (with the exception of obligations in respect of national and local taxes and certain other statutory preferences) equally with all other present and future unsecured and unsubordinated obligations of the Company from time to time outstanding.

NEGATIVE PLEDGE....................... The Company has agreed to limitations on the creation of certain liens to secure
                                       payment obligations on any External
                                       Indebtedness (as defined herein). See
                                       "Description of Notes -- Negative Pledge on External Indebtedness".

WITHHOLDING TAX....................... Principal of and interest on the Notes are payable by the Company without
                                       withholding or deduction for Japanese
                                       withholding taxes to the extent set forth herein. See "Description of
                                       Notes -- Payment of Additional Amounts"
                                       and "Taxation -- Japanese Taxation".

OPTIONAL TAX REDEMPTION............... The Notes are redeemable, at the
                                       Company's option, as a whole but not in
                                       part, if the Company determines that, as a result of any change in Japanese tax laws, the Company would be required to pay Additional Amounts (as defined herein) with respect to the Notes. See "Description of Notes -- Optional Tax Redemption".

FORM, DENOMINATION
AND REGISTRATION...................... The Notes will be issued in the form of one or more fully registered global
                                       securities (collectively, the "Global
                                       Note") registered in the name of Cede &
                                       Co., as the nominee of DTC. Except as
                                       described in this Prospectus, beneficial interests in the Global Note will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Note through DTC in the United States or through Cedel Bank or Euroclear if they are participants of such systems, or indirectly through organizations which are participants in such systems. Cedel Bank and Euroclear will hold interests on behalf of their participants through their respective depositaries, The Chase Manhattan Bank ("Chase") and Morgan Guaranty Trust Company of New York ("Morgan"), which in turn will hold such interests in accounts as participants of DTC. Except as described in this Prospectus, owners of beneficial interests in the Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered holders thereof under the Indenture. The Notes will only be sold in minimum aggregate principal amounts of $1,000 and integral multiples thereof. See "Description of
                                       Notes -- Form, Denomination and
                                       Registration".

GLOBAL CLEARANCE AND
SETTLEMENT............................ Initial settlement for the Notes will be made in same day funds. Secondary market trading of the Notes represented by the Global Note will occur through participants of DTC, Cedel Bank and Euroclear and will settle in same day funds. See "Global Clearance and Settlement".

GOVERNING LAW......................... The Notes and the Indenture shall all be governed by and construed in accordance
                                       with the laws of the State of New York.

RATINGS............................... The Notes are expected to receive a rating of "Aa3" from Moody's Investors
                                       Service Inc. and "A" from Standard &
                                       Poor's Corporation. See "Ratings".

USE OF PROCEEDS....................... The net proceeds of the Offering will be used to increase the capital of Sony
                                       Corporation of America and ultimately to repay commercial paper and other indebtedness of Sony Capital Corporation, and for general corporate purposes.

LISTING............................... Application has been made to The London
                                       Stock Exchange for the Notes to be
                                       admitted to the Official List.

                                USE OF PROCEEDS

The net proceeds of the Offering will be used to increase the capital of Sony Corporation of America, a wholly owned subsidiary of the Company, and ultimately to repay commercial paper and other indebtedness of Sony Capital Corporation, a wholly owned subsidiary of Sony Corporation of America, and for general corporate purposes. Such commercial paper and other indebtedness was incurred by Sony Capital Corporation primarily to provide working capital. As of December 31, 1997, Sony Capital Corporation had $1.7 billion principal amount of commercial paper outstanding, all of which was scheduled to mature before March 31, 1998. The average interest rate payable on such commercial paper was approximately 5.9%.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for Sony for the periods indicated:

                                   -----------------------------------------------------------------------------
                                                                                                     NINE MONTHS
                                                          YEARS ENDED MARCH 31,                            ENDED
                                         1993         1994         1995         1996         1997   DECEMBER 31,
                                   ----------   ----------   ----------   ----------   ----------           1997
                                                                                                    ------------
                                                                                                     unaudited
 Consolidated Ratio of Earnings
   to Fixed Charges                       1.6          1.7       (1)(2)          1.8          3.2           5.3
                                   ==========   ==========   ==========   ==========   ==========    ==========

---------------

(1) As a result of a net loss incurred in the year ended March 31, 1995, Sony was unable to fully cover fixed charges.

(2) Earnings for the year ended March 31, 1995 reflected the write-off of goodwill of Y265 billion in the Pictures Group and losses in the Pictures Group of approximately Y50 billion arising from a combination of unusual items, including abandoning a large number of projects in development, and providing for settlement of outstanding lawsuits and claims. If such write-off and losses had not occurred, the ratio of earnings to fixed charges would have been 1.5.

                                 CAPITALIZATION

The following table, which should be read in conjunction with Sony's consolidated financial statements included in the 1997 20-F and incorporated herein by reference (the "Consolidated Financial Statements") and the unaudited interim consolidated financial statements (the "Interim Consolidated Financial Statements") included in the Company's Report on Form 6-K, dated January 29, 1998 (the "1998 6-K"), and incorporated herein by reference, sets forth the consolidated short-term debt and capitalization of Sony: (i) as of December 31, 1997, and (ii) as adjusted to reflect the issuance of the Notes and the application of the proceeds therefrom (assuming all the proceeds are applied to repay outstanding commercial paper of Sony Capital Corporation).

                                                       ---------------------------------------------------
                                                                     AS OF DECEMBER 31, 1997
                                                                ACTUAL                  AS ADJUSTED
                                                        (MILLIONS    (THOUSANDS    (MILLIONS    (THOUSANDS
                                                               OF            OF           OF            OF
                                                             YEN)   DOLLARS)(1)         YEN)   DOLLARS)(1)
                                                       ----------   -----------   ----------   -----------
                                                                            unaudited
SHORT-TERM DEBT
  Total short-term debt (including current portion of
     long-term debt)                                   Y  622,872   $ 4,791,323   Y  427,872   $ 3,291,323
                                                       ==========   ===========   ==========   ===========
LONG-TERM DEBT
  Long-term debt                                          924,412   $ 7,110,862   Y  924,412   $ 7,110,862
  The Notes                                                    --            --      195,000     1,500,000
                                                       ----------   -----------   ----------   -----------
     Total Long-term Debt                                 924,412   $ 7,110,862   Y1,119,412   $ 8,610,862
                                                       ==========   ===========   ==========   ===========
STOCKHOLDERS' EQUITY
  Common stock, Y50 par value                          Y  390,717   $ 3,005,515   Y  390,717   $ 3,005,515
  Additional paid-in capital                              533,032     4,100,246      533,032     4,100,246
  Legal reserve                                            37,389       287,608       37,389       287,608
  Unrealized gain on securities                            39,101       300,777       39,101       300,777
  Retained earnings                                       921,186     7,086,046      921,186     7,086,046
  Cumulative translation adjustment                      (165,242)   (1,271,092)    (165,242)   (1,271,092)
                                                       ----------   -----------   ----------   -----------
     Total stockholders' equity                         1,756,183    13,509,100    1,756,183    13,509,100
                                                       ----------   -----------   ----------   -----------
          Total capitalization(2)                      Y3,303,467   $25,411,285   Y3,303,467   $25,411,285
                                                       ==========   ===========   ==========   ===========

---------------

(1) For convenience only, yen amounts have been translated into dollars at the rate of Y130 = $1, the approximate rate of exchange on December 31, 1997.
(2) Since December 31, 1997 there has been no material change in the consolidated capitalization of Sony.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth certain selected consolidated financial data for Sony. The selected consolidated financial data as of March 31, 1996 and 1997 and for the fiscal years ended March 31, 1995, 1996 and 1997 have been derived from, and should be read in conjunction with, the Consolidated Financial Statements included in the 1997 20-F and incorporated herein by reference. The selected financial data as of and for the nine months ended December 31, 1996 and 1997 include, in the opinion of the Company, all adjustments (consisting of only normally recurring adjustments) necessary for a fair presentation of such information and have been derived from, and should be read in conjunction with, the unaudited Interim Consolidated Financial Statements included in the 1998 6-K and incorporated herein by reference. The results of operations for the nine months ended December 31,1997 are not necessarily indicative of the operating results to be expected for the entire year ending March 31, 1998 or for any other period. This information should also be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Results of Operations and Financial Condition".

                                                     ---------------------------------------------------------------------------
(Millions of yen or thousands of dollars, except per                             YEAR ENDED MARCH 31
share amounts and yen exchange rates)                      1993         1994         1995         1996         1997       1997(1)
                                                     ----------   ----------   ----------   ----------   ----------   -----------
INCOME STATEMENT DATA:
 Sales and operating revenue                         Y4,001,270   Y3,744,285   Y3,990,583   Y4,592,565   Y5,663,134   $45,670,435
 Costs and expenses                                   3,870,630    3,637,323    4,157,223    4,357,241    5,292,804    42,683,903
 Operating income (loss)                                130,640      106,962     (166,640)     235,324      370,330     2,986,532
 Income (loss) before income taxes                       92,561      102,162     (220,948)     138,159      312,429     2,519,589
 Income taxes                                            49,794       78,612       65,173       77,158      163,570     1,319,113
 Net income (loss)                                       36,260       15,298     (293,356)      54,252      139,460     1,124,677
 Net income (loss) per share(2):
   Basic                                                   97.2         41.0       (784.7)       145.1        367.7          2.97
   Diluted                                                 92.2         41.0       (784.7)       134.0        309.2          2.49
 Depreciation and amortization(3)                       275,671      242,458      226,984(4)    227,316     266,532     2,149,452
 Capital expenditures (additions to fixed assets)       251,117      195,937      250,678      251,197      298,078     2,403,855
 Research and development expenses                      232,150      229,877      239,164      257,326      282,569     2,278,782
BALANCE SHEET DATA (END OF PERIOD):
 Assets:
   Cash and time deposits                            Y  555,166   Y  529,326   Y  491,728   Y  491,944   Y  481,036   $ 3,879,323
   Property, plant and
     equipment                                        1,138,350    1,049,422    1,029,301    1,120,759    1,238,911     9,991,218
   Total assets                                       4,529,830    4,269,885    4,223,920    5,045,725    5,680,342    45,809,210
 Liabilities and stockholders' equity:
   Short-term debt(5)                                   660,427      366,244      464,147      426,259      328,116     2,646,097
   Long-term debt                                       880,395      983,712      906,486    1,203,592    1,099,765     8,869,073
   Total liabilities(6)                               3,015,825    2,844,200    3,116,972    3,769,098    4,106,047    33,113,282
   Stockholders' equity                               1,428,219    1,329,565    1,007,808    1,169,173    1,459,428    11,769,581
YEN EXCHANGE RATES PER U.S. DOLLAR(7):
 At period-end                                       Y   114.90   Y   102.40   Y    86.85   Y   107.00   Y   123.72
 Average                                                 123.98       107.87        99.30        96.43       112.52
 High                                                    114.90       101.10        86.85        81.12       104.49
 Low                                                     134.53       114.20       105.38       107.29       124.54

                                                      -------------------------------------
                                                                NINE MONTHS ENDED
(Millions of yen or thousands of dollars, except per               DECEMBER 31
share amounts and yen exchange rates)                       1996         1997       1997(1)
                                                      ----------   ----------   -----------
                                                                   unaudited
INCOME STATEMENT DATA:
 Sales and operating revenue                          Y4,197,439   Y5,081,523   $39,088,638
 Costs and expenses                                    3,897,022    4,620,212    35,540,092
 Operating income (loss)                                 300,417      461,311     3,548,546
 Income (loss) before income taxes                       256,825      416,353     3,202,715
 Income taxes                                            121,747      200,110     1,539,307
 Net income (loss)                                       127,117      201,309     1,548,531
 Net income (loss) per share(2):
   Basic                                                   339.6        509.2          3.92
   Diluted                                                 278.1        437.4          3.36
 Depreciation and amortization(3)                        188,366      216,896     1,668,431
 Capital expenditures (additions to fixed assets)        201,334      251,044     1,931,108
 Research and development expenses                       204,558      229,844     1,768,031
BALANCE SHEET DATA (END OF PERIOD):
 Assets:
   Cash and time deposits                             Y  555,290   Y  525,219   $ 4,040,146
   Property, plant and
     equipment                                         1,188,763    1,278,495     9,834,577
   Total assets                                        5,753,974    6,556,864    50,437,415
 Liabilities and stockholders' equity:
   Short-term debt(5)                                    548,333      622,872     4,791,323
   Long-term debt                                      1,200,550      924,412     7,110,862
   Total liabilities(6)                                4,293,638    4,671,910    35,937,769
   Stockholders' equity                                1,346,041    1,756,183    13,509,100
YEN EXCHANGE RATES PER U.S. DOLLAR(7):
 At period-end                                        Y   115.77   Y   130.45
 Average                                                  109.74       121.03
 High                                                     104.49       111.42
 Low                                                      116.13       131.08

---------------
(1) For convenience only, yen amounts as of and for the year ended March 31, 1997 have been translated into dollars at the rate of Y124 = $1, the approximate rate of exchange on March 31, 1997, and yen amounts as of and for the nine months ended December 31, 1997 have been translated into dollars at the rate of Y130 = $1, the approximate rate of exchange on December 31, 1997.
(2) Net income (loss) per share amounts were computed based on Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128), which is effective for both interim and annual periods ended after December 15, 1997. All prior-period net income (loss) per share amounts have been restated from the amounts shown in the 1997 20-F to conform with FAS 128.
(3) Including amortization of deferred insurance acquisition costs.
(4) Excluding write-off of goodwill.
(5) Including current portion of long-term debt.
(6) Total liabilities is the sum of current liabilities and long-term liabilities.
(7) Based on the noon buying rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York.

                                                    -------------------------------------------------------------------
                                                                                                        AS OF AND FOR
                                                                                                           THE NINE
                                                                                                         MONTHS ENDED
                                                         AS OF AND FOR THE YEAR ENDED MARCH 31           DECEMBER 31
                                                      1993      1994       1995      1996      1997      1996      1997
                                                    ------    ------    -------    ------    ------    ------    ------
                                                                                                          unaudited
SELECTED RATIOS:
Operating margin(1)                                   3.3%      2.9%     (4.2)%      5.1%      6.5%      7.2%      9.1%
Total debt/net worth(2)                               1.1x      1.0x       1.4x      1.4x      1.0x      1.3x      0.9x
Total debt/total capital(3)                          51.9%     50.4%      57.6%     58.2%     49.5%     56.5%     46.8%
Net debt/net total capital(4)                        40.8%     38.2%      46.6%     49.3%     39.3%     47.0%     36.8%
Operating cash flow/total debt(5)                    27.0%     25.0%      13.3%     14.4%     50.6%       N/A       N/A
EBIT interest coverage(6)                             2.1x      2.6x     (2.4)x      3.1x      5.4x      5.8x      9.8x
Pretax interest coverage(7)                           1.1x      1.6x     (3.4)x      2.1x      4.4x      4.8x      8.8x

---------------
N/A: not available

(1) Operating margin is operating income (loss) divided by sales and operating revenue.

(2) Total debt is the sum of short-term borrowings, current portion of long-term debt and long-term debt. Net worth is stockholders' equity.

(3) See note 2 for definition of total debt. Total capital is the sum of total debt and stockholders' equity.

(4) Net debt is total debt (see note 2) less cash and cash equivalents and time deposits. Net total capital is the sum of total debt and stockholders' equity less cash and cash equivalents and time deposits.

(5) Operating cash flow is cash flow from operating activities. See note 2 for definition of total debt.

(6) EBIT interest coverage is EBIT divided by gross interest expense. EBIT is income (loss) before interest expense and income taxes.

(7) Pretax interest coverage is income (loss) before income taxes divided by gross interest expense.

NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA:

(1) During the fiscal year ended March 31, 1996, the Company changed its method of accounting for assessing the carrying values of intercompany foreign currency commitments to comply with the Emerging Issues Task Force Issue No. 95-2. This did not have a material impact on results of operations for the years ended March 31, 1996 and 1997.

(2) The consolidated results for the fiscal year ended March 31, 1995 reflect the write-off of goodwill of Y265 billion in the Pictures Group (see Note 3 of the Notes to the Consolidated Financial Statements) and losses in the Pictures Group of approximately Y50 billion arising from a combination of unusual items, such as abandoning a large number of projects in development and providing for settlement of outstanding lawsuits and contract claims.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements included in the 1997 20-F and incorporated herein by reference and the unaudited Interim Financial Statements included in the 1998 6-K and incorporated herein by reference.

LIQUIDITY AND CAPITAL RESOURCES

Sony's management aims to maintain a solid financial position with ample liquidity to provide operational flexibility. Total assets increased from Y5,045.7 billion at March 31, 1996 to Y5,680.3 billion at March 31, 1997 and Y6,556.9 billion at December 31, 1997. One reason for this increase was the significantly lower value of the yen in relation to foreign currencies at March 31, 1997 and December 31, 1997 compared with March 31, 1996. An increase in operating assets of Sony Life Insurance, which recorded higher insurance premiums, also contributed to the rise in total assets.

Total short- and long-term borrowings and debt decreased from Y1,629.9 billion at March 31, 1996 to Y1,427.9 billion at March 31, 1997. This was primarily the result of an improvement in Sony's cash flows and the conversion of convertible bonds, partially offset by an increase in foreign currency denominated liabilities caused by the yen's depreciation. Total debt was Y1,547.3 billion at December 31, 1997.

Stockholders' equity increased from Y1,169.2 billion at March 31, 1996 to Y1,459.4 billion at March 31, 1997 and Y1,756.2 billion at December 31, 1997. The ratio of stockholders' equity to total assets increased from 23.2% at March 31, 1996 to 25.7% at March 31, 1997 and 26.8% at December 31, 1997.

Net cash provided by operating activities was Y723.1 billion in the fiscal year ended March 31, 1997, compared to Y234.2 billion in the fiscal year ended March 31, 1996. This increase was primarily due to an increase in net income and a decrease in inventories. Depreciation and amortization increased by 17.3% to Y266.5 billion in the fiscal year ended March 31, 1997 from Y227.3 billion in the fiscal year ended March 31, 1996. This figure includes the amortization of goodwill and intangibles as well as the amortization of deferred insurance acquisition costs.

Net cash used in investing activities was Y518.0 billion in the fiscal year ended March 31, 1997, compared to Y371.0 billion in the fiscal year ended March 31, 1996. This increase was mainly attributable to growth in payments for purchases of fixed assets and marketable securities.

Net cash used in financing activities was Y247.5 billion in the fiscal year ended March 31, 1997, compared to net cash provided by financing activities of Y130.5 billion in the fiscal year ended March 31, 1996. This was mainly due to a significant decrease in short-term borrowings.

Due to the above factors, and including the effect of exchange rate changes, there was a net decrease in cash and cash equivalents of Y30.8 billion, resulting in a balance of Y428.5 billion at March 31, 1997. Cash and cash equivalents were Y467.8 billion at December 31, 1997.

Capital expenditures during the fiscal year ended March 31, 1997 increased 18.7% to Y298.1 billion from Y251.2 billion in March 31, 1996. Major components included semiconductor-related expenditures of approximately Y50 billion and capital expenditures in the field of displays. During the current fiscal year, Sony has increased semiconductor-related capital expenditures for next-generation products and other requirements and expanded manufacturing facilities for lithium-ion batteries and other products. As a result, capital expenditures for the fiscal year ending March 31, 1998 are expected to exceed the level of the fiscal year ended March 31, 1997. Capital expenditures for the nine months ended December 31, 1997 were Y251.0 billion, a 24.7% increase from Y201.3 billion in the nine months ended December 31, 1996.

NINE MONTHS ENDED DECEMBER 31, 1997 COMPARED TO NINE MONTHS ENDED DECEMBER 31, 1996

Sales and Operating Revenue

Consolidated sales and operating revenue increased 21.1% to Y5,081.5 billion in the nine months ended December 31, 1997 from Y4,197.4 billion in the nine months ended December 31, 1996.

In Electronics, sales in Video Equipment rose 9.4% from the nine months ended December 31, 1996, mainly due to the increase in unit sales of home-use camcorders. Sales in Audio Equipment increased 11.8%, due in part to increased sales of MD systems and car stereos. Sales in Televisions increased 4.4%, reflecting the growth in sales of color TVs in Japan, including a new series incorporating flat cathode ray tubes. Sales in Other Products rose 41.8%. The PlayStation game console and software, cellular phones, and personal computers contributed to the sales increase in Other Products.

In Entertainment, sales in the Music Group increased 11.5% from the nine months ended December 31, 1996, primarily due to sales growth outside Japan. Sales in the Pictures Group rose 47.4%, mainly benefitting from strong box office results for the 1997 summer season, sell-through video sales and television syndication. Movies released by the Picture Group during the nine months ended December 31, 1997 included Men in Black, My Best Friend's Wedding and As Good As It Gets.

In Insurance and Financing, revenues increased 23.4% from the nine months ended December 31, 1996, reflecting the expansion of Sony's life insurance business in Japan.

By geographic area, sales in Japan rose 16.5%, primarily due to sales increases in each major category of the Electronics Business, as well as from the expansion of the life insurance business. Sony's overseas sales were higher in both the Electronics Business and the Entertainment Business. As a result, sales increased by 30.4% in the United States, 21.0% in Europe, and 13.9% in Other Areas. Sales in Japan accounted for 26.8% and overseas sales accounted for 73.2% of consolidated sales in the nine months ended December 31, 1997, compared to 27.8% and 72.2%, respectively, in the nine months ended December 31, 1996.

Impact of Foreign Exchange Trends

During the nine months ended December 31, 1997, sales denominated in U.S. dollars, Deutsche marks, and British pounds accounted for approximately 70%, 4%, and 5%, respectively, of Sony's overseas sales. Approximately 71% of overseas sales were denominated in foreign currencies. During the nine months ended December 31, 1997, the yen depreciated approximately 9% against the U.S. dollar and 13% against the British pound, and appreciated approximately 6% against the Deutsche mark, each in terms of average rate, compared with the nine months ended December 31, 1996. The Company estimates that sales would have been approximately Y253 billion lower than the reported figure in the nine months ended December 31, 1997 if the value of the yen had remained the same as in the nine months ended December 31, 1996.

To reduce the impact of foreign exchange fluctuations on its earnings, Sony promotes the localization of material and parts procurement, design, and manufacturing operations outside Japan. Sony estimates that during the nine months ended December 31, 1997, overseas activities represented approximately 52% of total manufacturing output in Sony's Electronics Business. Sony employs foreign exchange forward contracts and foreign currency option contracts to hedge against foreign exchange risks that arise from export and import transactions of the Company and its subsidiaries. In addition, interest rate currency swap agreements are used in connection with certain foreign currency denominated borrowings and debt.

Cost of Sales, Selling, General and Administrative Expenses, and Operating
Income

The revenue and expenses of Insurance and Financing are not included in the following two paragraphs.

Cost of sales increased 18.1% to Y3,428.3 billion in the nine months ended December 31, 1997 from Y2,903.7 billion in the nine months ended December 31, 1996. Cost of sales as a percentage of consolidated sales (sales and operating revenue less insurance and financing revenue) decreased by 1.8% to 70.7%. Research and development expenses increased 12.4% to Y229.8 billion in the nine months ended December 31, 1997 from Y204.6 billion in the nine months ended December 31, 1996, but as a percentage of consolidated sales declined 0.4% to 4.7%.

Selling, general and administrative expenses increased 18.3% to Y971.4 billion in the nine months ended December 31, 1997 from Y821.0 billion in the nine months ended December 31, 1996. Selling, general and administrative expenses as a percentage of consolidated sales decreased 0.5% to 20.0%.

Insurance and financing expenses increased 28.0% to Y220.5 billion in the nine months ended December 31, 1997 from Y172.3 billion in the nine months ended December 31, 1996. This was mainly attributable to higher future insurance policy benefits due to growth in Sony's life insurance business. As a percentage of insurance and financing revenue, these expenses increased 3.4% to 93.8%.

Operating income increased 53.6% to Y461.3 billion in the nine months ended December 31, 1997 from Y300.4 billion in the nine months ended December 31, 1996. Operating income as a percentage of consolidated sales and operating revenue increased 1.9% to 9.1%.

Other Income and Expenses

Other income decreased 13.1% to Y54.2 billion in the nine months ended December 31, 1997 from Y62.4 billion in the nine months ended December 31, 1996, while other expenses decreased 6.4% to Y99.1 billion from Y105.9 billion. The decrease in other income was primarily attributable to a decrease in net foreign exchange gain, while the decrease in other expenses was primarily attributable to a decrease in interest expenses.

Among other income and expenses, the balance of interest and dividend income less interest expenses resulted in net interest payments of Y32.0 billion in the nine months ended December 31, 1997. This represented a decrease of Y8.0 billion from the nine months ended December 31, 1996, mainly due to a decrease in total debt outstanding.

Income before Income Taxes and Net Income

Income before income taxes increased 62.1% to Y416.4 billion in the nine months ended December 31, 1997 from Y256.8 billion in the nine months ended December 31, 1996. Income taxes as a percentage of income before income taxes increased 0.7% to 48.1%.

Net income increased 58.4% to Y201.3 billion in the nine months ended December 31, 1997 from Y127.1 billion in the nine months ended December 31, 1996. Net income represented 4.0% of consolidated sales and operating revenue in the nine months ended December 31, 1997, an increase of 1.0% from the nine months ended December 31, 1996.

Segment Information

The following discussion is based on segment information (see Note 18 of the Notes to the Consolidated Financial Statements) and differs from the sales classification described under "Business -- Business Segments" and "-- Sales and Distribution".

By industry segment, sales in the Electronics Business grew 19.7%. Backed by the rise in sales and the yen's depreciation, operating income in the Electronics Business increased 65.9%. Operating income as a percentage of sales in the Electronics Business improved by 2.8% to 10.0%. Sales in the Entertainment Business were up 27.3%, and operating income increased by 16.7%. As a percentage of sales in the Entertainment Business, operating income declined by 0.7% to 7.3%. Strong results outside Japan were behind higher operating income in the Music Group. The Pictures Group also posted an increase in operating income, primarily due to strong box office results for the 1997 summer season, sell-through video sales and television syndication. In Insurance and Financing, the strong performance of the life insurance business was mainly responsible for a 22.3% rise in revenue. However, operating income in Insurance and Financing decreased by 15.7%, primarily as a result of a revaluation of deferred insurance acquisition costs and higher expenses, including benefit payments.

FISCAL YEAR ENDED MARCH 31, 1997 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1996

Sales and Operating Revenue

Consolidated sales and operating revenue increased 23.3% to Y5,663.1 billion in the fiscal year ended March 31, 1997 from Y4,592.6 billion in the fiscal year ended March 31, 1996.

In Electronics, sales in Video Equipment rose 11.7% from the previous year, mainly due to the increase in unit sales of home-use camcorders. Sales in Audio Equipment increased 14.3%. In this category, sales of MD systems were brisk and car stereos recorded sales growth. Sales in Televisions increased 30.4%, reflecting the growth in sales of color TVs and strong sales of computer displays worldwide. Sales in Other Products rose 36.5%. The PlayStation game console and software, cellular phones, and lithium-ion batteries contributed to the sales increase in this category. However, sales of personal computer-related semiconductors, optical pickups, and CD-ROM drives declined.

In Entertainment, sales in the Music Group increased 14.0% from the previous year despite the weak retail environment in the United States, primarily due to favorable sales growth outside Japan. Sales in the Pictures Group rose 37.8%, mainly benefitting from continued strength in the television operations, including U.S. network prime-time, daytime, and game show programming, the success of sell-through videos, and licensing agreements of SPE's filmed entertainment library.

In Insurance and Financing, revenues increased 9.0% from the previous year, reflecting the expansion of Sony's life insurance business in Japan.

By geographic area, sales in Japan rose 15.3%. Televisions and Other Products, which includes the home video game business, were the most important contributors. Sony's overseas sales were higher in both the Electronics Business and the Entertainment Business. As a result, sales increased by 30.1% in the United States, 23.8% in Europe, and 25.6% in Other Areas. Sales in Japan accounted for 28.1% and overseas sales accounting for 71.9% of consolidated sales in the fiscal year ended March 31, 1997, compared to 30.0% and 70.0%, respectively, in the fiscal year ended March 31, 1996.

Impact of Foreign Exchange Trends

During the fiscal year ended March 31, 1997, sales denominated in U.S. dollars, Deutsche marks, and British pounds accounted for approximately 67%, 5%, and 5%, respectively, of Sony's overseas sales. Approximately 97% of overseas sales were denominated in foreign currencies. During the year, the yen depreciated approximately 15% against the U.S. dollar, 7% against the Deutsche mark, and 16% against the British pound, each in terms of average rate, compared with the fiscal year ended March 31, 1996. The Company estimates that sales would have been approximately Y520 billion lower than the reported figure in the fiscal year ended March 31, 1997 if the value of the yen had remained the same as in the fiscal year ended March 31, 1996.

Cost of Sales, Selling, General and Administrative Expenses, and Operating
Income

The revenue and expenses of Insurance and Financing are not included in the following two paragraphs.

Cost of sales increased 22.2% to Y3,930.1 billion in the fiscal year ended March 31, 1997 from Y3,216.8 billion in the fiscal year ended March 31, 1996. Cost of sales as a percentage of consolidated sales decreased by 1.2% to 72.6%. Research and development expenses increased 9.8% to Y282.6 billion in the fiscal year ended March 31, 1997 from Y257.3 billion in the fiscal year ended March 31, 1996, but as a percentage of consolidated sales declined 0.7% to 5.2%.

Selling, general and administrative expenses increased 23.4% to Y1,132.2 billion in the fiscal year ended March 31, 1997 from Y917.9 billion in the fiscal year ended March 31, 1996. Selling, general and administrative expenses as a percentage of consolidated sales decreased 0.1% to 20.9%.

Insurance and financing expenses increased 3.6% to Y230.5 billion in the fiscal year ended March 31, 1997 from Y222.5 billion in the fiscal year ended March 31, 1996. This was mainly attributable to higher future insurance policy benefits due to growth in Sony's life insurance business. As a percentage of insurance and financing revenue, these expenses decreased 4.8% to 91.5%.

Operating income increased 57.4% to Y370.3 billion in the fiscal year ended March 31, 1997 from Y235.3 billion in the fiscal year ended March 31, 1996. Operating income as a percentage of consolidated sales and operating revenue increased 1.4% to 6.5%.

Other Income and Expenses

Other income increased 40.9% to Y92.6 billion in the fiscal year ended March 31, 1997 from Y65.8 billion in the fiscal year ended March 31, 1996, while other expenses decreased 7.6% to Y150.5 billion from Y162.9 billion. These changes are primarily attributable to the net foreign exchange gain posted during the fiscal year ended March 31, 1997, compared with a substantial net foreign exchange loss in the fiscal year ended March 31, 1996. During the fiscal year ended March 31, 1997, the exchange rates of the yen at settlement of foreign currency denominated sales were about the same as prevailing exchange rates. However, yen exchange rates for settlement of imports were higher than prevailing rates, resulting in a foreign exchange gain.

Among other income and expenses, the balance of interest and dividend income less interest expenses resulted in net interest payments of Y51.5 billion in the fiscal year ended March 31, 1997. This represented an increase of Y2.4 billion from the fiscal year ended March 31, 1996, mainly because of the yen's depreciation against other currencies.

Income before Income Taxes and Net Income

Income before income taxes increased 126.1% to Y312.4 billion in the fiscal year ended March 31, 1997 from Y138.2 billion in the fiscal year ended March 31, 1996. Income taxes as a percentage of income before income taxes declined 3.4% to 52.4%.

Net income increased 157.1% to Y139.5 billion in the fiscal year ended March 31, 1997 from Y54.3 billion in the fiscal year ended March 31, 1996. Net income represented 2.5% of consolidated sales and operating revenue in the fiscal year ended March 31, 1997, an increase of 1.3% from the previous year.

Segment Information

The following discussion is based on segment information (see Note 18 of the Notes to the Consolidated Financial Statements) and differs from the sales classification described under "Business -- Business Segments" and "-- Sales and Distribution".

By industry segment, sales in the Electronics Business grew 23.6%. Backed by the rise in sales and the yen's depreciation, operating income in the Electronics Business increased 59.2%. Operating income as a percentage of sales in the Electronics Business improved by 1.6% to 6.9%. Sales in the Entertainment Business were up 24.0%, and operating income increased by 20.8%. As a percentage of sales in the Entertainment Business, operating income declined by 0.2% to 6.3%. Strong results outside Japan were behind higher operating income in the Music Group. The Pictures Group also posted an increase in operating income, primarily due to strength in the home video and television businesses, and to licensing agreements involving SPE's filmed entertainment library. In Insurance and Financing, the strong performance of the life insurance business was mainly responsible for a 9.0% rise in revenue and a 153.6% increase in operating income.

By geographic area, Sony generated higher sales in all areas. In Japan, sales rose 12.9%. Operating income in Japan increased by 75.8%, mainly as the result of a strong performance in the Electronics Business, including higher profitability of exports as the yen weakened. As a percentage of sales in Japan, operating income rose 2.8% to 7.6%. In the United States, sales increased 31.9%, but operating income declined 4.5% and fell 0.7% as a percentage of sales. This decline was primarily due to substantial losses incurred at a semiconductor manufacturing equipment subsidiary. In Europe, sales increased 24.7% and operating income advanced 45.2%, representing 6.2% of sales, 0.9% more than in the fiscal year ended March 31, 1996. In Other Areas, sales increased 20.8% and operating income increased 25.3%, representing 4.8% of sales, 0.1% more than in the fiscal year ended March 31, 1996.

FISCAL YEAR ENDED MARCH 31, 1996 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1995

Sales and Operating Revenue

Sony's consolidated sales and operating revenue increased 15.1% to Y4,592.6 billion in the fiscal year ended March 31, 1996 from Y3,990.6 billion during the fiscal year ended March 31, 1995.

In Electronics, sales in Video Equipment rose 5.8% from the previous year, due to the increase in unit sales of home-use camcorders and favorable sales performances of broadcast- and industrial-use video products including Digital Betacam VTRs. Sales in Audio Equipment increased 0.8%. In this category, MD system unit sales showed significant growth, particularly in Japan. Sales in Televisions increased 12.2%, reflecting the growth in unit sales of color TVs and strong sales of computer displays worldwide. Sales in Other Products rose 41.4%, due to the strong sales of semiconductors, electronic components, CD-ROM drives, and cellular phones. In addition, the PlayStation game console and software gained popularity in Japan, the United States, and Europe, contributing substantially to the sales increase in Other Products.

In Entertainment, sales in the Music Group increased 3.6% over the previous year. Strong sales gains in international markets more than offset a sales decline in the United States that resulted from the weak retail environment. Sales in the Pictures Group rose 13.0%, reflecting strong box office revenues from several hit films as well as the successful off-network syndication of a hit comedy.

In Insurance and Financing, revenues increased 66.6% from the previous year, reflecting the expanded business operations of Sony Life Insurance.

By geographic area, sales in Japan increased 24.9%, supported by overall sales advances in electronics products and higher sales of the PlayStation game console and software, as well as revenue growth in the life insurance business.

Sales in the United States rose 9.4%, reflecting gains in computer-related products. In Europe, sales rose 16.4%, due to overall sales growth of the Electronics Business as well as favorable results of the Entertainment Business. In addition, the successful launch of the PlayStation in the United States and Europe in the fiscal year contributed to sales in both areas. Sales in Other Areas advanced 8.6%, led by expansion in Asian countries. Sales in Japan accounted for 30.0% and overseas sales accounted for 70.0% of consolidated sales in the fiscal year ended March 31, 1996, compared with 27.7% and 72.3%, respectively, in the fiscal year ended March 31, 1995.

Impact of Foreign Exchange Trends

During the fiscal year ended March 31, 1996, overseas sales were denominated approximately 63% in U.S. dollars, 8% in Deutsche mark, 5% in British pound, and 4% in Hong Kong dollars. In total, approximately 97% of overseas sales were denominated in foreign currencies. In terms of average rate, the yen rose approximately 3% against both the U.S. dollar and British pound, while it fell approximately 6% against the Deutsche mark. It is estimated that consolidated sales would have been approximately Y20 billion higher than the reported figure in the fiscal year ended March 31, 1996 if the value of the yen had remained the same as in the fiscal year ended March 31, 1995. During the fiscal year ended March 31, 1996, approximately 47% of total manufacturing in Sony's Electronics Business was conducted outside Japan.

Cost of Sales, Selling, General and Administrative Expenses, and Operating
Income

The revenue and expenses of Insurance and Financing were reported separately for the first time in the fiscal year ended March 31, 1996. Such revenue and expenses are not included in the following two paragraphs.

Cost of sales increased 10.3% to Y3,216.8 billion in the fiscal year ended March 31, 1996 from Y2,916.5 billion in the fiscal year ended March 31, 1995. Cost of sales as a percentage of consolidated sales increased 1.9% to 73.8%. This improvement reflects higher sales and Company-wide efforts to reduce costs. Research and development expenses increased 7.6% to Y257.3 billion in the fiscal year ended March 31, 1996 from Y239.2 billion in the fiscal year ended March 31, 1995, but as a percentage of consolidated sales declined 0.3% to 5.9%.

Selling, general and administrative expenses increased 8.9% to Y917.9 billion in the fiscal year ended March 31, 1996 from Y842.8 billion in the fiscal year ended March 31, 1995. Selling, general and administrative expenses as a percentage of consolidated sales decreased 0.9% to 21.0%.

Insurance and financing expenses, which were reported separately from cost of sales, increased 67.6% to Y222.5 billion in the fiscal year ended March 31, 1996 from Y132.8 billion in the fiscal year ended March 31, 1995, primarily due to an increase in future insurance policy benefits reflecting the expanded operations of Sony's life insurance business. Insurance and financing expenses as a percentage of insurance and financing revenue increased 0.6% to 96.3%.

Operating income was Y235.3 billion in the fiscal year ended March 31, 1996, compared to an operating loss of Y166.6 billion in the fiscal year ended March 31, 1995. Operating income as a percentage of consolidated sales and operating revenue was 5.1% in the fiscal year ended March 31, 1996. The operating loss in the fiscal year ended March 31, 1995 was primarily due to the write-off of goodwill and additional losses in the Pictures Group.

Other Income and Expenses

Other income decreased 10.1% to Y65.8 billion in the fiscal year ended March 31, 1996 from Y73.1 billion in the fiscal year ended March 31, 1995, while other expenses increased 27.8% to Y162.9 billion in the fiscal year ended March 31, 1996 from Y127.5 billion in the fiscal year ended March 31, 1995. These changes were mainly due to a large net foreign exchange loss in the fiscal year ended March 31, 1996, as opposed to a net foreign exchange gain in the fiscal year ended March 31, 1995. During the fiscal year ended March 31, 1996, the exchange rates of the yen at settlement of foreign exchange forward contracts were higher than prevailing exchange rates, resulting in a foreign exchange loss.

Among other income and expenses, the balance of interest and dividend income less interest expenses resulted in net interest payments of Y49.0 billion in the fiscal year ended March 31, 1996, a decrease of Y6.1 billion from the fiscal year ended March 31, 1995, due primarily to an increase in total borrowings and debt.

Income before Income Taxes and Net Income

Income before income taxes was Y138.2 billion in the fiscal year ended March 31, 1996, compared with a loss before income taxes of Y220.9 billion in the fiscal year ended March 31, 1995. Income taxes as a percentage of income before income taxes was 55.8% in the fiscal year ended March 31, 1996.

Net income was Y54.3 billion in the fiscal year ended March 31, 1996, compared with a net loss of Y293.4 billion in the fiscal year ended March 31, 1995. Net income represented 1.2% of consolidated sales and operating revenue in the fiscal year ended March 31, 1996.

Segment Information

The following discussion is based on segment information (see Note 18 of the Notes to the Consolidated Financial Statements) and differs from the sales classification described in "Business -- Business Segments" and "Business -- Sales and Distribution".

By industry segment, sales in the Electronics Business rose 15.6% and operating income increased 56.7%, reflecting the increase in sales and Company-wide efforts to cut costs and expenses. Operating income as a percentage of sales in the Electronics Business improved from 3.9% to 5.3%. In the Entertainment Business, sales rose 7.7%. Operating income of the Entertainment Business was Y54.9 billion in the fiscal year ended March 31, 1996, compared with an operating loss of Y273.3 billion in the fiscal year ended March 31, 1995, which was primarily the result of the write-off of goodwill and additional losses in the Pictures Group. Operating income as a percentage of sales in the Entertainment Business was 6.5% in the fiscal year ended March 31, 1996. The Pictures Group posted operating income in the fiscal year ended March 31, 1996 as the result of several hit films, successful television syndication in the United States, management efforts to control costs, and lower amortization charges following the previous year's write-off of goodwill. The operating income of the Music Group declined from the previous year due to the weak U.S. retail environment, which was not entirely offset by a strong international performance.

In Insurance and Financing, revenues increased 61.7% and operating income increased 40.6% from the fiscal year ended March 31, 1995. These gains were primarily the result of a strong performance by Sony Life Insurance. Operating income as a percentage of revenues in Insurance and Financing declined from 3.9% to 3.4%.

By geographic area, Sony's sales increased significantly in all areas. In Japan, sales advanced 14.6%, mainly as the result of an increase in sales in the Electronics Business, and operating income increased 94.5%. Consequently, operating income as a percentage of sales was 4.8%, compared to 2.9% in the fiscal year ended March 31, 1995. In the United States, due to a 13.2% increase in overall sales as well as improved profit from Pictures Group operations, operating income was recorded in the fiscal year ended March 31, 1996. In the fiscal year ended March 31, 1995, a large operating loss was posted due to the write-off of goodwill and additional losses in the Pictures Group. In Europe, while sales climbed 16.0% in the fiscal year ended March 31, 1996, operating income rose only 3.5% and operating income as a percentage of sales worsened from 5.9% in the fiscal year ended March 31, 1995 to 5.3%. In Other Areas, sales rose 15.7%, operating income increased 16.5%, and operating income as a percentage of sales improved marginally, to 4.7%.

                                    BUSINESS

Sony is one of the world's leading designers, developers, manufacturers and distributors of electronic and entertainment products. Sony's products are sold under the trademark "Sony", which has been registered in 193 countries and territories. The Company believes the "Sony" name is among the most recognized in the world, and intends to continue to enhance brand recognition through the development of high-quality, innovative products. Sony's principal manufacturing facilities are located in Japan, the United States, Europe and Asia, and its products are marketed by sales subsidiaries and unaffiliated local distributors throughout the world. The Company was the first Japanese company to be listed on the New York Stock Exchange.

Sony has experienced compound annual growth in sales and operating revenue of 19.1% during the last three fiscal years. For the fiscal year ended March 31, 1997, which marked the Company's fiftieth anniversary, Sony reported sales and operating revenue of Y5,663.1 billion ($45,670.4 million), operating income of Y370.3 billion ($2,986.5 million) and net income of Y139.5 billion ($1,124.7 million), generated by its three business segments: Electronics, Entertainment, and Insurance and Financing.

BUSINESS SEGMENTS

The following table sets forth Sony's sales and operating revenue by business group for the periods indicated. The Electronics Business includes Video Equipment, Audio Equipment, Televisions, and Other Products. The Entertainment Business includes the Music Group and the Pictures Group.


                                -----------------------------------------------------------------------------
                                                            YEAR ENDED MARCH 31,
                                              1995                   1996                                1997
                                ------------------     ------------------     -------------------------------
                                                                                          (THOUSANDS
                                (MILLIONS              (MILLIONS              (MILLIONS           OF
                                  OF YEN)                OF YEN)                OF YEN)     DOLLARS)
Video Equipment                   691,116    17.3%       731,097    15.9%       816,582    6,585,339    14.4%
Audio Equipment                   898,507    22.5        905,441    19.7      1,034,769    8,344,911    18.3
Televisions                       708,574    17.8        794,767    17.3      1,036,010    8,354,919    18.3
Other Products                    777,031    19.5      1,098,849    24.0      1,500,378   12,099,823    26.5
                                ---------   ------     ---------   ------     ---------   ----------   ------
     Total Electronics
       Business                 3,075,228    77.1      3,530,154    76.9      4,387,739   35,384,992    77.5
                                ---------   ------     ---------   ------     ---------   ----------   ------
Music Group                       494,931    12.4        512,908    11.2        584,960    4,717,419    10.3
Pictures Group                    281,677     7.0        318,305     6.9        438,505    3,536,331     7.8
                                ---------   ------     ---------   ------     ---------   ----------   ------
     Total Entertainment
       Business                   776,608    19.4        831,213    18.1      1,023,465    8,253,750    18.1
                                ---------   ------     ---------   ------     ---------   ----------   ------
Insurance and Financing           138,747     3.5        231,198     5.0        251,930    2,031,693     4.4
                                ---------   ------     ---------   ------     ---------   ----------   ------
Sales and Operating Revenue     3,990,583   100.0%     4,592,565   100.0%     5,663,134   45,670,435   100.0%
                                =========   ======     =========   ======     =========   ==========   ======


Electronics Business

Sony's Electronics Business is engaged in the development, manufacture and sales of various kinds of electronic equipment, instruments and devices. Sony aims to be at the forefront of the latest technology in all of its electronics product lines. Sony believes that it has positioned itself as a producer of quality products using advanced technology and creative design. Sony intends to continue to capitalize on its reputation as a world leader in innovative ideas and products by focusing on digital and network technologies, including developing satellite broadcast reception systems for home use.

Video Equipment. Sony offers a wide range of video equipment, including 8mm, VHS, and Consumer-Use Digital VCR Specifications (DV format) videotape recorders
(VTRs), DVD-Video players, video CD players, digital still cameras, broadcast- and industrial-use video equipment, and videotapes. In the spring of 1997, Sony launched its first DVD-Video player in Japan and the United States.

Audio Equipment. Sony offers a variety of audio equipment, including MiniDisc systems, CD players, headphone stereos, personal component stereos, hi-fi components, radio-cassette tape recorders, tape recorders, digital audio tape
(DAT) recorders/players, IC recorders, radios, headphones, car stereos, car navigation systems, professional-use audio equipment, audiotapes, and blank MDs. Sony is working to expand the new MD system lineup, which includes MD Walkman models, MD decks, and compact stereo systems that incorporate MD decks.

Televisions. Sony offers a range of televisions and similar products, including color TVs, Hi-Vision (Japanese high-definition TV standard) TVs, projection TVs, flat display panels, personal liquid crystal display (LCD) monitors, satellite broadcasting reception systems, computer displays, professional-use monitors/projectors, and large color video display systems. In June 1997, Sony introduced in Japan a new series of wide-screen TVs incorporating newly developed FD Trinitron cathode ray tubes (CRTs), which is the first television for the home with a CRT that is flat in both the horizontal and vertical axes.

Other Products. Sony offers a variety of other products, including semiconductors, LCDs, electronic components, CRTs, personal computers (PCs), computer peripherals, telecommunications equipment, PlayStation game consoles and software, batteries, and factory automation (FA) systems. Sony began marketing a new series of home-use PCs in the United States in September 1996, and in Japan in July 1997.

Entertainment Business

Sony's Entertainment Business is engaged in the development, production, manufacture and distribution of recorded music in all commercial formats and musical genres, and image-based software including film, video, television and new entertainment technologies, primarily through SMEI, SMEJ and SPE.

Music Group. SMEI and SMEJ produce, manufacture, market, and distribute CDs, MDs, DVDs, laserdiscs (LDs), records, and pre-recorded audio and video cassettes, and produce and manufacture CD-ROMs. Major SMEI recording artists include Celine Dion, Barbra Streisand and Mariah Carey. Sony has a leading CD production capacity, with plants in the United States, Austria, Japan, Brazil, Australia, Canada, Hong Kong, and Mexico.

Pictures Group. Pictures Group's global operations encompass motion picture production and distribution, television programming and syndication, theatrical exhibition, home video distribution, development and implementation of new entertainment technologies, operation of studio facilities, and distribution of filmed entertainment worldwide.

SPE's motion picture arm, the Columbia TriStar Motion Pictures Group, includes Columbia Pictures, TriStar Pictures, Sony Pictures Classics, Sony Pictures Releasing, and Columbia TriStar Film Distributors International, SPE's international theatrical business. SPE set a new industry record in global box office revenues during calendar year 1997, with hit movies such as Jerry Maguire, Men in Black and My Best Friend's Wedding. SPE's Columbia TriStar Television Group is comprised of Columbia TriStar Television, Columbia TriStar Television Distribution, and Columbia TriStar International Television, SPE's international television business. SPE's home video operations are conducted through Columbia TriStar Home Video. SPE also manages two studio facilities, Sony Pictures Studios and The Culver Studios, both of which are located at SPE's world headquarters in Culver City, California.

As of December 31, 1997, Sony operated 1,020 motion picture screens in 141 locations in the United States through Sony Retail Entertainment's Loews Theatres division. In September 1997, Sony entered into an agreement to merge its Loews Theatres division with the Cineplex Odeon chain of movie theaters. The merger is expected to bring the number of movie theaters operated by Sony to over 2,600 screens in approximately 460 locations in North America.

Insurance and Financing

Sony provides life insurance primarily for individuals in Japan through Sony Life Insurance, which has adopted an innovative marketing approach and experienced significant growth in revenue in recent years. Sony Life Insurance recently received an "AA-" credit rating from Standard & Poor's Corporation. Sony also engages in equipment financing and consumer financing in Japan for Sony products through Sony Finance International, Inc.

SALES AND DISTRIBUTION

The following table shows Sony's sales and operating revenue in each of its major geographical markets for the periods indicated:

                                                    -------------------------------------------------------------------
                                                                                YEAR ENDED MARCH 31,
                                                           1995                   1996                         1997
                                                    ------------------     ------------------     -------------------------------
                                                                                                              (THOUSANDS
                                                    (MILLIONS              (MILLIONS              (MILLIONS           OF
                                                      OF YEN)                OF YEN)                OF YEN)     DOLLARS)
Japan                                               1,105,152     27.7%    1,379,804     30.0%    1,590,820   12,829,193     28.1%
United States                                       1,152,081     28.9     1,259,926     27.4     1,639,334   13,220,435     29.0
Europe                                                905,416     22.7     1,054,010     23.0     1,304,491   10,520,089     23.0
Other Areas                                           827,934     20.7       898,825     19.6     1,128,489   9,100,718      19.9
                                                    ---------   ------     ---------   ------     ---------   ----------   ------
Sales and Operating Revenue                         3,990,583    100.0%    4,592,565    100.0%    5,663,134   45,670,435    100.0%
                                                    =========   ======     =========   ======     =========   ==========   ======

Electronics Business

Sony's electronic products are sold throughout the world under the trademark "Sony", which has been registered in 193 countries and territories. In most cases, sales of Sony's electronic products are made to subsidiaries of the Company located in diverse geographical areas, and these subsidiaries sell to local distributors and dealers. In some locations, the Company sells directly to local distributors.

Japan. In April 1997, the Company established Sony Marketing (Japan) Inc., by consolidating its consumer products marketing divisions, seven domestic sales subsidiaries and a sales administrative subsidiary. Sony Marketing (Japan) Inc. currently operates marketing and sales of primarily Sony's consumer electronic products in Japan. For non-consumer electronic products, the Company has a sales company in Tokyo and sales offices throughout the country which sell products to wholesalers, manufacturers, and industrial and professional users. In addition, the Company plans to transfer most of its non-consumer products marketing and sales divisions in Japan to Sony Marketing (Japan) Inc. in April 1998.

North America. Sony Electronics Inc. markets Sony's electronic products for both consumer and non-consumer use in the United States. This subsidiary has 21 sales and distribution branches and offices throughout the United States. In Canada, Sony markets its electronic products through Sony of Canada Ltd.

Europe. In Europe, Sony's electronic products for both consumer and non-consumer use are marketed through 12 sales subsidiaries, including Sony United Kingdom Limited, Sony Deutschland G.m.b.H. and Sony France S.A.

Other Areas. In overseas areas other than North America and Europe, Sony's electronic products are marketed through 10 sales subsidiaries, including Sony Corporation of Hong Kong Limited, Sony Gulf FZE in United Arab Emirates, and Sony Comercio e Industria Ltda. in Brazil. In areas where the Company has no subsidiary, it markets its products through local distributors.

Entertainment Business

Music Group. SMEI and SMEJ market and distribute CDs, MDs, DVDs, LDs, records, and pre-recorded audio and video cassettes. SMEI conducts this business in the United States under the "Columbia", "Epic", "Sony Classical", and other labels. The Columbia House Company, a 50:50 partnership between SMEI and a subsidiary of Time Warner Inc., is engaged in direct marketing of music and home-video products in the United States and Canada. SMEI's affiliates located outside the United States conduct the aforesaid business in countries other than the United States and Japan.

Pictures Group. SPE generally secures all rights relating to the worldwide distribution of its internally produced motion pictures, including rights for theatrical exhibition, home videocassette, DVD, and LD distribution, pay and free television exhibition and other markets. SPE may also acquire distribution rights to motion pictures produced by other companies, and these rights may be limited to particular geographic regions or specific forms of media. SPE uses its own distribution services business for the U.S. theatrical release of its films and those acquired from and produced by others. Outside the United States, SPE generally distributes and markets the films through one of its Columbia Tristar Film Distributors International subsidiaries. However, in certain countries, SPE has joint distribution facilities with other studios or arrangements with independent local distributors. The worldwide home video distribution of motion pictures, television programs, and other video products of SPE (and those acquired or licensed from others) is handled through Columbia TriStar Home Video.

SPE produces television programming and licenses it to network television for prime-time or daytime broadcast and, in certain instances, for first-run syndication or directly to cable services. SPE also licenses rights to its library of television programming and motion pictures to network affiliates and independent stations in the United States and to international television stations and other broadcasters throughout the world.

The Pictures Group, through Sony Retail Entertainment's Loews Theatres division, exhibits its own and other motion picture companies' films. SPE also distributes its films for theatrical exhibition in theaters operated by others.

OVERSEAS OPERATIONS

Sony has actively expanded its overseas production capabilities following a basic policy that products should be manufactured in the markets in which they are sold. During the fiscal year ended March 31, 1997, Sony set up additional manufacturing facilities in such countries as Hungary, Slovakia, Mexico, and China. As of March 31, 1997, it operated 15 manufacturing facilities in the United States, 12 in Europe, and 31 in other overseas areas. Sony intends to further expand its overseas production to build a corporate structure less susceptible to the negative impact of foreign exchange rate fluctuations. In addition to internationalizing its manufacturing operations overseas, Sony continued to promote the localization of research and development, design, materials and parts procurement, and management functions to bring its overseas operations in even closer contact with local communities.

AFTER-SALES SERVICE

Sony maintains a policy of providing repair and servicing functions in the countries where its electronic products are sold. In large markets such as Japan, the United States, and Europe, Sony provides these services through its own service stations, authorized independent service stations and authorized servicing dealers; other markets are mainly serviced by authorized servicing dealers.

In line with industry practice, almost all of Sony's electronic products sold in Japan carry a warranty for a period of generally one year from the date of purchase for repairs, free of charge, for malfunctions occurring in the course of ordinary use. Overseas warranties are generally provided for various periods of time depending on the product and the country where it is marketed. To further ensure customer satisfaction, Sony maintains customer information centers in each market.

COMPETITION

In each of its principal product lines, Sony encounters intense competition throughout the world. Sony believes, however, that in the aggregate it competes successfully and has a major position in all of the principal product lines in which it is engaged, although the strength of its position varies with different products and markets. In the Electronics Business, Sony competes primarily on the basis of product innovation, quality and price. Sony believes that the high quality of its products, its record of innovative product introductions and product improvements, and its extensive marketing and servicing efforts are important factors in maintaining its competitive position.

Sony's success in the music entertainment business is dependent to a large extent upon the artistic and creative abilities of its employees and outside talent and is subject to the vagaries of public taste. SPE faces intense competition from other major motion picture studios and, to a lesser extent, from independent production companies for the attention of the movie-going public. Competition in television production, distribution, and syndication is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast, cable, and other networks.

RESEARCH AND DEVELOPMENT

The Company restructured its research and development operations as part of an overall corporate reorganization on April 1, 1997. To meet the diverse product-related needs of its various businesses, the Company actively carries out R&D at each of its independent companies. Strategic research and development relating to the entire Sony Group, particularly the development of new key technologies, is delegated to six corporate laboratories, the Research Center, the Advanced Production Laboratory, the Architecture Laboratory, the Advanced Development Laboratory, the Media Processing Laboratory, and the Information Technology Laboratory, as well as the D21 Laboratory. These facilities are located in Tokyo and Kanagawa prefecture in Japan and directly controlled by corporate headquarters. The Company's research and development operations are focusing on such fields as electronic materials technologies, basic devices, semiconductor technologies, software and hardware architectures for information and network products, optical discs and magnetic recording technologies, signal processing technologies, computer technologies, as well as long-term research and development themes based on visions of the 21st century.

In the United States, Sony operates Research Laboratories, which specialize in fields such as digital signal processing, DTV, telecommunications, broadcasting systems, semiconductors, and display technology. There are additional development centers in the United Kingdom, Germany, Belgium, and Singapore.

Research and development expenses, principally for the Electronics Business, were Y239.2 billion in the fiscal year ended March 31, 1995, Y257.3 billion in the fiscal year ended March 31, 1996 and Y282.6 billion in the fiscal year ended March 31, 1997.

Sony believes research and development activities are vital to its long-term growth in electronics. Through its research and development activities, Sony has recently developed:

- A high-capacity optical disc which offers a single-sided storage capacity of 12 Gigabytes (GB) on a 12 cm-diameter disc. This technology allows the recording and playback of high-bit-rate video signals with a high access rate;

- Digital Reality Creation technology which creates a super-real four times picture resolution from a standard television signal. This technology allows very high resolution picture quality from conventional TV broadcasts and other video sources; and

- A real-time MPEG2 video encoder LSI which features the industry's widest motion search area and integrates MPEG2 encoding system controller and motion estimation circuitry onto a single chip. This technology allows high quality encoding of even the most rapidly moving scenes and video taken with fast camera movements.

PATENTS AND LICENSES

Sony has a number of patents in Japan and other countries, and licenses granted from other firms. Sony considers a number of its license agreements to be important to its business. Sony has license agreements with RCA Thomson Licensing Corporation covering a wide range of its products, such as color televisions, VTRs, and other related equipment. Sony has license agreements with Lucent Technologies Inc. covering semiconductors and has cross license agreements with Philips Electronics N.V. covering optical disc players and VTRs. Sony also has license agreements with Matsushita Electric Industrial Co., Ltd. and Victor Company of Japan Limited covering magnetic and optical recorder products, Ampex Corporation covering video tape recorder related products, and International Business Machines Corporation covering a wide range of information processing products.

SOURCES OF SUPPLY

Sony has been pursuing optimum procurement of raw materials, parts, and components to be used in the production of its products on a global basis. These items are purchased from various suppliers around the world, and Sony maintains multiple suppliers for every category of parts and components.

EMPLOYEE RELATIONS

As of March 31, 1997, Sony had approximately 163,000 employees, of which approximately 15% were members of labor unions. Approximately 68,000 employees were located in Japan and 95,000 overseas. Sony considers its labor relations to be very good.

Basic wage rates of the Company are reviewed annually in April. In addition, in accordance with Japanese custom, the Company grants its full-time employees semi-annual bonuses. The Company provides its employees with a wide variety of fringe benefits.

Basic wage rates, bonus policies, fringe benefits, retirement ages and retirement benefits may vary for Sony employees outside Japan because of diverse employment practices in the countries where Sony does business throughout the world.

LEGAL PROCEEDINGS

The Company and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both the Company and its legal counsel, management of the Company does not expect such lawsuits to have a material effect on Sony's financial condition or results of operations.

                        DIRECTORS AND STATUTORY AUDITORS

Set forth below are the names of the Company's Directors and Statutory Auditors as of January 29, 1998:

                                                                                          DIRECTOR OR
                                                                                           STATUTORY
DIRECTORS AND STATUTORY AUDITORS                                                         AUDITOR SINCE
---------------------------------------------------------------------------------------  -------------
Chairman and Representative Director Norio Ohga                                               1964
Vice Chairman and Representative Director Tsunao Hashimoto                                    1980
President and Representative Director Nobuyuki Idei                                           1989
Executive Deputy Presidents and Representative Directors Minoru Morio                         1988
  Kozo Ohsone                                                                                 1987
  Yoshiyuki Kaneda                                                                            1986
  Tamotsu Iba                                                                                 1992
Directors Peter G. Peterson                                                                   1991
  Kenichi Suematsu                                                                            1997
  Hideo Ishihara                                                                              1997
Standing Statutory Auditors Nobuo Kanoi                                                       1996
  Akihisa Ohnishi                                                                             1993
  Yoshisuke Mohri                                                                             1994
Statutory Auditor Kazuaki Morita                                                              1995

All Directors and Statutory Auditors shall be elected by the general meeting of shareholders. In general, the term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after their assumption of office, and the term of office of Statutory Auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within three years after their assumption of office; however, they may serve any number of consecutive terms.

The Board of Directors may elect from among its members a Chairman and Director, a Vice Chairman and Director, a President and Director, and one or more Executive Deputy Presidents and Directors. From among the Directors the Board of Directors shall elect one or more Representative Directors. Each of the Representative Directors has the authority individually to represent the Company in the conduct of its affairs.

The Statutory Auditors of the Company are not required to be and are not certified public accountants. However, at least one of the Statutory Auditors should be a person who has not been a Director, general manager or employee of the Company or any of its subsidiaries during the five-year period prior to his election as a Statutory Auditor. The Statutory Auditors may not at the same time be Directors, managers or employees of the Company. Each Statutory Auditor has the statutory duty to examine the financial statement and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration by the Directors of the Company's affairs. They are entitled to participate in meetings of the Board of Directors but are not entitled to vote.

Under the Commercial Code and the Law concerning Special Measures to the Commercial Code with respect to Audit of Corporations, the Board of Statutory Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Statutory Auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The Board of Statutory Auditors is empowered to establish audit principles, the method of examination by Statutory Auditors of the Company's affairs and financial position and other matters concerning the performance of the Statutory Auditors' duties.

There is not any arrangement or understanding between a Director or a Statutory Auditor and any other person pursuant to which he was selected as a Director or a Statutory Auditor.

                              DESCRIPTION OF NOTES

The Notes are to be issued under an Indenture, to be dated as of               ,
1998 (the "Indenture"), between the Company and The Chase Manhattan Bank, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to, such Sections or defined terms are incorporated herein by reference.

GENERAL

The Notes will be direct, unconditional, unsubordinated and unsecured obligations of the Company and will rank pari passu and ratably without any preference among themselves and (with the exception of obligations in respect of national and local taxes and certain other statutory preferences) equally with all other present and future unsecured and unsubordinated obligations of the Company from time to time outstanding.

The Notes will be limited to $1,500,000,000 aggregate principal amount and will
mature at 100% of their principal amount on               , 2003. The Notes will
bear interest at the rate per annum shown on the front cover of this Prospectus
from               , 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on
and               of each year, commencing               , 1998 to the Person in
whose name the Note (or any predecessor Note) is registered at the close of
business on the preceding                or                , as the case may be.
(sec.301 and sec.307)

The Indenture does not provide for any debt covenants that would afford the Holders of Notes any protection in the event of a highly leveraged transaction.

NEGATIVE PLEDGE ON EXTERNAL INDEBTEDNESS

The Company will not, so long as any of the Notes remains outstanding, create or permit to subsist any mortgage, charge, pledge or other security interest upon the whole or any part of its property, assets or revenues, present or future, to secure for the benefit of the holders of any External Indebtedness (i) payment of any sum due in respect of such External Indebtedness or (ii) any payment under any guarantee of such External Indebtedness or (iii) any payment under any indemnity or other like obligation relating to such External Indebtedness without at the same time according to the Notes either the same security as is granted to or is outstanding in respect of such External Indebtedness, guarantee, indemnity or other like obligation or such other security or guarantee not materially less beneficial to the Holders or as shall be approved by at least a majority in principal amount of the Notes. (sec.1009)

"External Indebtedness" means any indebtedness of the Company or any other person in the form of or represented by bonds, notes, debentures or other securities which (1) either (a) are denominated or payable in, or by reference to, or may at the option of the person entitled thereto be or become payable in, or by reference to, a currency or currencies other than yen, or (b) are denominated or payable in yen and more than 50% of the aggregate principal or face amount of which is initially distributed by or with the authorization of the Company or, if not the Company, the issuer thereof outside Japan, (2) are not repayable (otherwise than at the option, or due to the default, of the obligor) within one year from the date of their issue, and (3) are, or are capable of being, quoted, listed or ordinarily traded on any stock exchange or on any over-the-counter securities market outside Japan. (sec.101)

The foregoing negative pledge does not apply to yen-denominated securities issued by the Company in Japan, and would not preclude the Company from issuing secured yen-denominated indebtedness in Japan ranking senior to the Notes.

FORM, DENOMINATION AND REGISTRATION

The statements set forth herein under "-- Form, Denomination and Registration" and "-- Definitive Notes" include summaries of certain rules and operating procedures of DTC, Euroclear and Cedel Bank which affect transfers of interests in the Global Note.

The Notes will be issued in the form of the Global Note registered in the name of Cede & Co., as nominee of DTC. The Global Note will be held by the The Chase Manhattan Bank, as custodian for DTC. The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. (sec.302)

Except as set forth below, the Global Note may be transferred, in whole and not in part, only to DTC, another nominee of DTC or to a successor DTC or its nominee.

Beneficial interests in the Global Note will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold Notes directly through DTC, Cedel Bank or Euroclear, if they are participants in such systems, or indirectly through organizations which are participants in such systems. Cedel Bank and Euroclear will hold securities on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositaries, which in turn will hold such securities in customers' securities accounts in the depositaries' names on the books of DTC. Chase will initially act as depositary for Cedel Bank and Morgan will act as depositary for Euroclear.

DTC may grant proxies or otherwise authorize DTC participants (or persons holding beneficial interests in the Notes through such DTC participants) to exercise any rights of a Holder or take any other actions which a Holder is entitled to take under the Indenture. Under its usual procedures, DTC mails an omnibus proxy to the Company assigning Cede & Co.'s consenting or voting rights to those DTC participants to whose accounts the Notes are credited on a record date as soon as possible after such record date. Cedel Bank or Euroclear, as the case may be, will take any action permitted to be taken by a Holder under the Indenture on behalf of a Cedel Bank participant or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary's ability to effect such actions on its behalf through DTC.

Persons who are not DTC participants may beneficially own Notes held by DTC only through direct or indirect participants in DTC (including Euroclear and Cedel
Bank). So long as Cede & Co., as the nominee of DTC, is the registered owner of the Global Note, Cede & Co. for all purposes will be considered the sole Holder of the Notes under the Indenture. Except as provided below, Holders of beneficial interests in the Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the Holders thereof under the Indenture.

PAYMENT

Payment of principal of and interest on the Global Notes will be made to Cede & Co., the nominee for DTC, as the registered owner. The principal of and interest on the Notes will be payable in U.S. dollars or in such other coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Upon receipt of any payment of principal of or interest on the Global Note, DTC shall immediately credit DTC participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amounts of the Global Note as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in the Global Note held through such participants will be the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in "street name." Distributions with respect to Notes held through Cedel Bank or Euroclear will be credited to the cash accounts of Cedel Bank participants or Euroclear participants in accordance with the relevant system's rules and procedures, to the extent received by its depositary. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

DEFINITIVE NOTES

If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Notes in definitive form in exchange for the Global Note. (sec.305) The Company will also issue Notes in definitive form upon 90 day's written request of a holder of a beneficial interest in the Global Note. Such written request shall be made through the DTC participant in which such holder owns his beneficial interest in the Notes. Such DTC participant shall promptly forward such written request to The Chase Manhattan Bank, as Security Registrar. Notes so issued in definitive form will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. (sec.305)

PAYMENT OF ADDITIONAL AMOUNTS

The Company will pay to Holders of the Notes who are not Japanese corporations or residents of Japan for Japanese tax purposes such additional amounts ("Additional Amounts") as may be necessary in order that every net payment of the principal and interest on the Notes, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by Japan or any political division or taxing authority thereof or therein, will not be less than the amount provided for in the Notes to be due and payable; provided, however, that the foregoing obligation to pay Additional Amounts will not apply to any one or more of the following:

        (a) Any tax, assessment or other governmental charge which would not have been so imposed but for the existence of any present or former connection between such Holder (or between a fiduciary, settler, beneficiary, member or shareholder of such Holder, if such Holder is an estate, a trust, a partnership, or a corporation) and Japan;

        (b) any estate, inheritance, gift, sales, transfer, personal property or any similar tax, assessment or government charge;

        (c) any tax, assessment or other governmental charge which is payable otherwise than by deduction or withholding from payments of principal of or interest on the Notes; or

        (d) any tax, assessment or other governmental charge which would not have been so imposed but for the presentation by the Holder of the Notes for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

nor will Additional Amounts be paid with respect to any payment of principal of or interest on the Notes to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of any such payment to the extent of a beneficiary or settler with respect to such fiduciary, a member of such a partnership or the beneficial owner would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the Holder of the Notes. (sec.1008)

Whenever there is mentioned in the Indenture or the Notes, in any context, any payment of, or in respect of, the principal of, or interest on, any Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof, and any express mention of the payment of Additional Amounts in any provisions of the Indenture or the Notes shall not be construed as excluding Additional Amounts in those provisions where such express mention is not made.

OPTIONAL TAX REDEMPTION

The Notes are to be redeemable, at the Company's option, as a whole but not in part, upon not less than 30 nor more than 60 days' notice mailed to each Holder at his address appearing on the Security Register, at any time, at a Redemption Price equal to 100% of the principal amount, together with accrued interest (including Additional Amounts, if any) to the Redemption Date if the Company determines that, as a result of any change in, amendment to, non-renewal of, or judicial decision relating to the laws (including regulations, rulings and treaties) of Japan or any political subdivision or taxing authority thereof or therein, or any change in the official interpretation or application of such law, which change, amendment, non-renewal or decision becomes effective on or after the date of this Prospectus, the Company would be required to pay Additional Amounts with respect to the Notes on the next succeeding Interest Payment Date as described under "-- Payment of Additional Amounts," provided that (i) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company would be obligated to pay any such Additional Amounts were a payment in respect of the Notes then due and (ii) at the time such notice is given, such obligation to pay such Additional Amounts remains in effect. Prior to the giving of any such notice of redemption, the Company will deliver to the Trustee (a) a certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right to the Company so to redeem have occurred and (b) an opinion of independent counsel or a certificate of an independent accountant of recognized standing selected by the Company and reasonably satisfactory to the Trustee to the effect that the Company has or will become obligated to pay such Additional Amounts as a result of such change or amendment. The Company's right to redeem the Notes shall continue, as long as the Company is obligated to pay such Additional Amounts, notwithstanding that the Company shall have made payments of Additional Amounts. (sec.1101, 1103)

LIMITATIONS ON MERGERS AND CONSOLIDATIONS

The Indenture will provide that the Company shall not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (a) any successor person shall be organized and validly existing under the laws of Japan and shall expressly assume all the Company's obligations with respect to all the Notes outstanding, including every covenant of the Indenture to be performed or observed by the Company and certain other conditions (including payment of Additional Amounts, if any, resulting from any person succeeding the Company), and (b) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing. (sec.801)

EVENTS OF DEFAULT

The following will be Events of Default under the Indenture: (a) failure to pay principal of any Note when due; (b) failure to pay any interest on any Note when due, continued for 30 days; (c) failure to perform any other covenant of the Company in the Indenture, continued for 90 days after written notice as provided in the Indenture; (d) default in respect of any bonds, debentures, notes or other instruments of indebtedness or any other similar evidences of indebtedness ("Indebtedness") having an aggregate outstanding principal amount of at least $25,000,000 or its equivalent in any other currency or currencies of the Company (other than the Notes) which results in repayment of such Indebtedness being accelerated by reason of such default, provided, however, that if any such default shall be cured by the Company or waived by the holders of such Indebtedness, or of a specified percentage thereof entitled so to waive, then the default under the Indenture by reason thereof shall be deemed likewise to have been cured and waived; and (e) certain events in bankruptcy, insolvency or reorganization. (sec.501) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default (as defined) shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (sec.603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (sec.512)

If an Event of Default (as defined) shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (sec.502) For information as to waiver of defaults, see "-- Modification and Waiver".

No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default (as defined) and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (sec.507) However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of or interest on such Note on or after the respective due dates expressed in such Note. (sec.508)

The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (sec.1004)

MODIFICATION AND WAIVER

Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or interest on, any Note, or change the obligation to pay Additional Amounts, (c) change the currency of payment of principal of, or interest on, any Note or remove the place of such payment from the Borough of Manhattan, The City of New York, or (so long as the Notes are listed on The London Stock Exchange) London

(d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (e) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture or (f) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (sec.902)

The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (sec.1010) The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal or interest. (sec.513)

DEFEASANCE

Under the terms of the Indenture and the Notes, the Company will be discharged from any and all obligations in respect of the Notes and the Indenture (except in each case for certain obligations to register the transfer or exchange of Notes, replace stolen, lost or mutilated Notes, maintain paying agencies and hold moneys for payment in trust) if the Company irrevocably deposits with the Trustee, as trust funds in trust for the purpose, an amount of money in the currency in which such Notes are payable sufficient to pay and discharge all the principal of and interest on the Notes on the dates such payments are due in accordance with the terms of the Notes and if the Company satisfies certain other conditions under the Indenture, including delivery of an officer's certificate and an opinion of counsel to the Trustee relating to the satisfaction and discharge of the Indenture. The Trustee shall execute instruments acknowledging the discharging of the Indenture upon the Company's delivery to the Trustee of such officer's certificate and opinion of counsel. (sec.401)

GOVERNING LAW; JURISDICTION; SERVICE OF PROCESS

The Notes and the Indenture shall all be governed by and construed in accordance with the laws of the State of New York. (sec.112)

The Company has irrevocably appointed Sony Corporation of America, currently located at 550 Madison Avenue, 33rd Floor, New York, New York 10022-3211, as its agent upon which process may be served in any legal action or proceeding which may be instituted by any Holder or the Trustee in any Federal or State court in the Borough of Manhattan, The City of New York, arising out of or relating to the Notes or the Indenture. The Company has also irrevocably submitted to the non-exclusive jurisdiction of any such courts with respect to any such legal action or proceeding. (sec.114)

                        GLOBAL CLEARANCE AND SETTLEMENT

Although DTC, Cedel Bank and Euroclear have agreed to the procedures provided below in order to facilitate transfers of Notes among participants of DTC, Cedel Bank and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC, Cedel Bank or Euroclear or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

THE CLEARING SYSTEMS

DTC

DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Underwriters. Indirect access to the DTC system also is available to indirect DTC participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and certain banks, the ability of a holder of a beneficial interest in the Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be limited by the lack of a physical certificate for such interest.

Euroclear and Cedel Bank

Euroclear and Cedel Bank hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Cedel Bank provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Cedel Bank interface with domestic securities markets. Euroclear and Cedel Bank participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and certain other organizations and include certain of the Underwriters. Indirect access to Euroclear or Cedel Bank is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear or Cedel Bank participant either directly or indirectly.

Initial Settlement

Investors electing to hold their Notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investor securities custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their Notes through Cedel Bank or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds in registered form. Notes will be credited to the holders of securities custody accounts at Cedel Bank and Euroclear on the business day following the settlement date against payment for value on the settlement date.

Secondary Market Trading

Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date.

Trading between DTC participants. Secondary market trading between DTC participants will be settled using the procedures applicable to U.S. corporate debt obligations in same-day funds.

Trading between Cedel Bank and/or Euroclear participants. Secondary market trading between Cedel Bank participants and/or Euroclear participants will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Trading between DTC seller and Cedel Bank or Euroclear purchaser. When Notes are to be transferred from the account of a DTC participant to the account of a Cedel Bank participant or a Euroclear participant, the purchaser will send instructions to Cedel Bank or Euroclear through a participant at least one business day prior to settlement. Cedel Bank or Euroclear will instruct Chase or Morgan, respectively, as the case may be, to receive the Notes against payment. Payment will include interest accrued on the Notes from and including the last payment date to and excluding the settlement date on the basis of a calendar year consisting of twelve 30-day calendar months. For transactions settling on the 31st day of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by Chase or Morgan to the DTC participant's account against delivery of the Notes. After settlement has been completed, the Notes will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Cedel Bank participant's or Euroclear participant's account. The Notes credit will appear the next day (European time) and the cash debit will be back-valued to, and the interest on the Notes will accrue from, the value date (which would be the preceding day when settlement occurred in New
York). If settlement is not completed on the intended value date (i.e., the trade fails), the Cedel Bank or Euroclear cash debit will be valued instead as of the actual settlement date.

Cedel Bank participants and Euroclear participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Cedel Bank or Euroclear. Under this approach, they may take on credit exposure to Cedel Bank or Euroclear until the Notes are credited to their accounts one day later.

As an alternative, if Cedel Bank or Euroclear has extended a line of credit to them, participants can elect not to preposition funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Cedel Bank participants or Euroclear participants purchasing Notes would incur overdraft charges for one day, assuming they cleared the overdraft when the Notes were credited to their accounts. However, interest on the Notes would accrue from the value date. Therefore, in many cases the investment income on the Notes earned during that one-day period may substantially reduce or offset the amount of such overdraft charges, although this result will depend on each participant's particular cost of funds.

Since the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending Notes to Chase or Morgan for the benefit of Cedel Bank participants or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant a cross-market transaction will settle no differently than a trade between two DTC participants.

Trading between Cedel Bank or Euroclear seller and DTC purchaser. Due to time zone differences in their favor, Cedel Bank or Euroclear participants may employ their customary procedures for transactions in which Notes are to be transferred by the respective clearing system, through Chase or Morgan, to a DTC participant. The seller will send instructions to Cedel Bank or Euroclear through a participant at least one business day prior to settlement. In these cases Cedel Bank or Euroclear will instruct Chase or Morgan, as appropriate, to credit the Notes to the DTC participant's account against payment. Payment will include interest accrued on the Notes from and including the last payment date to and excluding the settlement date on the basis of a calendar year consisting of twelve 30-day calendar months. For transactions settling on the 31st day of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of the Cedel Bank participant or Euroclear participant the following day, and receipt of the cash proceeds in the Cedel Bank or Euroclear participant's account would be back-valued to the value date (which would be the preceding day, when settlement occurred in New York). Should the Cedel Bank or Euroclear participant have a line of credit with its respective clearing system and elect to be in debit in anticipation of receipt of the sale proceeds in its account, the back-valuation may substantially reduce or offset any overdraft charges incurred over that one-day period. If settlement is not completed on the intended value date (i.e., the trade fails), receipt of the cash proceeds in the Cedel Bank or Euroclear participant's account would instead be valued as of the actual settlement date.

Finally, day traders that use Cedel Bank or Euroclear and that purchase Notes from DTC participants for credit to Cedel Bank participants or Euroclear participants should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

        (1) borrowing through Cedel Bank or Euroclear for one day (until the purchase side of the day trade is reflected in their Cedel Bank or Euroclear accounts) in accordance with the clearing system's customary procedures;

        (2) borrowing the Notes in the United States from a DTC participant no later than one day prior to settlement which would give the Notes sufficient time to be reflected in their Cedel Bank or Euroclear account in order to settle the sale side of the trade; or

        (3) staggering the value dates for the buy and sell sides of the trade so that the value for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Cedel Bank participant or Euroclear participant.

                                    TAXATION

JAPANESE TAXATION

The following summary of Japanese taxes is based on the advice of Tsunematsu Yanase & Sekine with respect to Japanese tax laws in force on the date of this Prospectus. It is not intended to constitute a complete analysis of the consequences under Japanese law of the purchase, ownership and sale of the Notes by non-residents of Japan or non-Japanese corporations. The payment of interest in respect of the Notes to a non-resident of Japan or a non-Japanese corporation will not be subject to any Japanese income or corporation tax payable by way of withholding. Furthermore, such payment will not be subject to any other Japanese income or corporation tax, unless such non-resident or non-Japanese corporation has a permanent establishment in Japan and the payment is attributable to the business of such non-resident or non-Japanese corporation carried on in Japan through such permanent establishment.

Gains derived from the sale outside Japan of Notes by a non-resident of Japan or a non-Japanese corporation are in general not subject to Japanese income or corporation taxes. Gains derived from the sale in Japan of Notes by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual, wherever resident, who has acquired Notes as legatee, heir or donee. No stamp, issue, registration or similar taxes or duties will, under present Japanese law, be payable by Holders in connection with the issue of the Notes.

If the Notes are sold or transferred within Japan, a securities transaction tax will be imposed on the seller or transferor. If Notes are sold or transferred in a transaction conducted and settled wholly outside of Japan, a securities transaction tax will generally not be imposed.

Certain amendments to the Japanese Special Taxation Measures Law relating to taxation on interest payments on debt securities issued by Japanese corporations outside Japan will become effective on April 1, 1998. However, such amendments will not be applicable to the Notes.

UNITED STATES TAXATION

The following summary of the principal United States federal income tax consequences of the ownership of Notes is based upon the opinion of Sullivan & Cromwell, counsel to the Company. It deals only with Notes held as capital assets by investors who purchase the Notes in the offering at the offering price, and not with special classes of holders, such as dealers in securities or currencies, traders in securities that elect to mark to market, banks, tax-exempt organizations, life insurance companies, persons that hold Notes as a hedge (or hedged against) currency or interest rate risks or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. Investors who purchase the Notes at a price other than the offering price should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE CONSEQUENCES, IN THEIR PARTICULAR CIRCUMSTANCES, UNDER THE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION, OF THE OWNERSHIP OF NOTES.

United States Holders

Payments of Interest. Interest on a Note will be taxable to a United States Holder, as defined below, as ordinary income at the time it is received or accrued, depending on the United States Holder's method of accounting for tax purposes. A United States Holder is a beneficial owner that is (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust. Interest paid by the Company on the Notes constitutes income from sources outside the United States, but, with certain exceptions, will be "passive" or "financial services" income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States Holder.

Purchase, Sale, Retirement and Other Disposition of the Notes. A United States Holder's tax basis in the Note generally will be its cost. Upon the sale, exchange or retirement of a Note, a United States Holder will generally recognize capital gain or loss equal to the difference between the amount realized (not including any amounts attributable to accrued and unpaid interest) and the Holder's tax basis in the Note. Long-term capital gain of a non-corporate United States Holder is generally subject to a maximum tax rate of 28% in respect of property held for more than one year and to a maximum rate of 20% in respect of property held for more than 18 months.

Backup Withholding and Information Reporting

Payments of Principal and Interest. In general, information reporting requirements will apply to payments of principal and interest on a Note within the United States (including payments made by wire transfer from outside the United States to an account maintained by the holder with a fiscal or paying agent in the United States) to non-corporate holders, and "backup withholding" at a rate of 31% will apply to such payments if the holder fails to provide an accurate taxpayer identification number or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its federal income tax returns.

Proceeds from the Sale of a Note. Payment of the proceeds from the sale of a Note to or through the United States office of a broker may be subject to information reporting and backup withholding. Payment of the proceeds from the sale of a Note made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. If, however, the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting (but not backup withholding) may apply to such payments.

                       JAPANESE FOREIGN EXCHANGE CONTROLS

The Foreign Exchange and Foreign Trade Control Law of Japan and the cabinet orders and ministerial ordinances thereunder (the "Foreign Exchange Regulations") and the amendments thereto which will be applicable from April 1, 1998 govern certain aspects relating to the issue of the Notes by the Company.

The Company has obtained a designation, dated January 26, 1998, by the Minister of Finance of Japan declaring that the issue and offering by the Company of any securities outside Japan will be exempted from prior notification requirements under the Foreign Exchange Regulations currently in effect. Accordingly, the Company can issue and offer the Notes outside Japan as contemplated herein.

Under the Foreign Exchange Regulations as currently in effect and the amendments referred to above, payment of principal of (premium, if any) and interest on the Notes, and any additional amounts payable pursuant to the terms of the Notes, may be made without any restriction.

                                  UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as representatives, has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                                        PRINCIPAL
                                                                                          AMOUNT
                                    UNDERWRITER                                          OF NOTES
------------------------------------------------------------------------------------  --------------
Goldman, Sachs & Co.                                                                  $
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated
J.P. Morgan Securities Inc.
                                                                                      --------------
             Total                                                                    $1,500,000,000
                                                                                      ==============

Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such prices less a concession of
     % of the principal amount of the Notes. The Underwriters may allow, and
such dealers may reallow, a concession not to exceed      % of the principal
amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

The Notes are a new issue of securities with no established trading market. The Company has been advised by the representatives of the Underwriters that the representatives intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and syndicate short positions involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on The London Stock Exchange, in the over-the-counter market or otherwise.

Certain of the Underwriters have from time to time performed various investment banking services for the Company and its subsidiaries, for which customary compensation has been received.

The Notes are being offered for sale in those jurisdictions in the United States, Europe and Asia other than Japan where it is legal to make such offers.

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan and each Underwriter has represented and agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in or to or for the benefit of residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws and regulations of Japan.

Each Underwriter has represented and agreed that (1) it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of the Notes to listing in accordance with Part IV of the Financial

Services Act 1986 (the "Act") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Act, (2) it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom and (3) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes, other than any document which consists of or any part of listing particulars, supplementary listing particulars or any other document required or permitted to be published by the listing rules under Part IV of the Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

Neither the Company nor any of the Underwriters represents that the Notes may at any time be lawfully sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to an exemption available thereunder, or assumes any responsibility for facilitating such sales.

                                    RATINGS

The Notes are expected to receive a rating of "Aa3" from Moody's Investors Service Inc. and "A" from Standard & Poor's Corporation. The ratings reflect the timely payment of principal of and interest on the Notes. The ratings do not address the payment of Additional Amounts. The credit ratings accorded the Notes are not a recommendation to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There can be no assurance that the ratings will remain in effect for any given period or that the ratings will not be revised by the rating agencies in the future if in their judgment circumstances so warrant.

                                    EXPERTS

The financial statements and financial statement schedule of Sony as of March 31, 1997 and 1996 and for each of the three years in the three year period ended March 31, 1997, included in the 1997 20-F and incorporated by reference in this Prospectus, have been audited by Price Waterhouse, independent accountants, as indicated in their report with respect thereto, and have been so incorporated in reliance upon such report, given on the authority of said firm as experts in auditing and accounting.

                               VALIDITY OF NOTES

The validity of the Notes will be passed upon by Tsunematsu Yanase & Sekine, Japanese counsel for the Company, and Sullivan & Cromwell, United States counsel for the Company, and by Davis, Polk & Wardwell, United States counsel for the Underwriters. Tsunematsu Yanase & Sekine will rely on Sullivan & Cromwell with respect to all matters of New York law, and Sullivan & Cromwell and Davis, Polk & Wardwell will rely on Tsunematsu Yanase & Sekine with respect to all matters of Japanese law. All statements in the Prospectus with respect to or involving matters of Japanese law have been passed upon by Tsunematsu Yanase & Sekine, and are stated herein on their authority. Statements as to United States taxation in this Prospectus under the caption "United States Taxation" have been passed upon by Sullivan & Cromwell and are stated herein on their authority.

                              GENERAL INFORMATION

 1. The listing of the Notes on The London Stock Exchange will be in U.S. dollars expressed as a percentage of their principal amount. Transactions will normally be effected for settlement in U.S. dollars and for delivery on the fifth working day after the date of the transaction. It is expected that listing on The London Stock Exchange will be granted for the Notes on
                , 1998, subject only to the issue of the Global Note. Prior to the official listing, however, dealings in the Notes will permitted by The London Stock Exchange in accordance with its rules.

 2. The Notes have been accepted for clearance through Euroclear and Cedel Bank.
    The common code for the Notes is             .

 3. The Company has obtained all necessary consents, approvals and authorizations in connection with the issue and performance of the Notes. The issue of the Notes was authorized by a resolution of the Board of Directors of the Company passed on January 29, 1998.

 4. This Prospectus comprises listing particulars with respect to the issue of the Notes in accordance with listing rules of the London Stock Exchange made under Part IV of the FSA and for the purpose of giving information with regard to the Company, the Company and its subsidiaries (taken as a whole) and the Notes. Copies of this Prospectus have been delivered to the Registrar of Companies in England and Wales for registration in accordance with Section 149 of the FSA. The Company accepts responsibility for the information contained in this document. To the best of the knowledge and belief of the Company (which has taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

 5. Except as disclosed herein, there has been no significant change in the financial or trading position, nor any material adverse change in the financial position or prospects, of the Company or the Company and its subsidiaries, taken as a whole, since March 31, 1997, being the date of the latest published audited consolidated financial statements of Sony.

 6. Copies of the latest annual report containing audited annual consolidated financial statements in English and of the unaudited quarterly consolidated financial statements in English of Sony may be obtained, and copy of the Indenture will be available for inspection, at the specified office of the Trustee during normal business hours, so long as any of the Notes is outstanding.

 7. Neither the Company nor any of its subsidiaries is involved in any legal or arbitration proceedings which may have or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Company or the Company and its subsidiaries, taken as a whole, nor, as far as the Company is aware, are any such proceedings pending or threatened.

 8. The reports by Price Waterhouse, Certified Public Accountants (who have been independent auditors of the Company for the three financial years ended March 31, 1997) were not qualified.

 9. Copies of the following documents may be inspected on any weekday (Saturdays and public holidays excepted) during usual business hours at the offices of The Chase Manhattan Bank, Trinity Tower, 9 Thomas More Street, London, E1 9YT, for a period of 14 days from the date of this Prospectus: (a) the Articles of Incorporation and the Regulations of the Board of Directors of the Company (together with English transactions); (b) the audited consolidated financial statements of Sony including the auditor's report appertaining thereto for the two financial years ended March 31, 1997; (c) the Underwriting Agreement; (d) the Indenture (including the form of the Global Note); and (e) the legal opinion of Tsunematsu Yanase & Sekine.

10. Tsunematsu Yanase & Sekine, Sullivan & Cromwell and Price Waterhouse have given and have not withdrawn their consent to the inclusion herein of statements and opinions attributed to them in the form and context in which they appear.

11. The Company may at any time purchase Notes in the open market or otherwise at any price. Any purchase by tender shall be made available to all Holders alike.

12. Under New York law claims arising from non-payment of principal of and interest on the Notes will be barred after six years from the due date.

13. The paying agent in the United Kingdom is The Chase Manhattan Bank, Trinity Tower, 9 Thomas More Street, London, E1 9YT.

                     REGISTERED HEAD OFFICE OF THE COMPANY

                          7-35, Kitashinagawa 6-chome
                          Shinagawa-ku, Tokyo 141-0001
                                     Japan

                     INDEPENDENT ACCOUNTANTS TO THE COMPANY

                                Price Waterhouse
                           Yebisu Garden Place Tower
                              20-3, Ebisu 4-chome
                           Shibuya-ku, Tokyo 150-6013
                                     Japan

                            TRUSTEE FOR THE HOLDERS

                            The Chase Manhattan Bank
                        450 West 33rd Street, 15th Floor
                            New York, NY 10001-2697

                             PRINCIPAL PAYING AGENT

                            The Chase Manhattan Bank
                        450 West 33rd Street, 15th Floor
                            New York, NY 10001-2697

                                 LEGAL ADVISORS

                                 To the Company

              as to Japanese law:                                  as to U.S. law:
           Tsunematsu Yanase & Sekine                            Sullivan & Cromwell
         Sumitomo Sarugakucho Building                       Tokio Kaijo Building Shinkan
            8-8, Sarugakucho 2-chome                           2-1, Marunouchi 1-chome
           Chiyoda-ku, Tokyo 101-0064                         Chiyoda-ku, Tokyo 100-0005
                     Japan                                              Japan

                              To the Underwriters

                             Davis, Polk & Wardwell
                            Akasaka Twin Tower East
                             17-22, Akasaka 2-chome
                           Minato-ku, Tokyo 107-0052
                                     Japan

                                 LISTING AGENT

                          J.P. Morgan Securities Ltd.
                             60 Victoria Embankment
                                London EC4Y OJP

                                      LOGO

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following are the estimated expenses, other than underwriting discounts and commissions, expected to be incurred by the Company in connection with the issuance and distribution of the securities registered under this Registration
Statement:

    Securities and Exchange Commission registration fee.............................  $  295,000
    Accountants' fees and expenses..................................................      45,000
    Legal fees and expenses.........................................................     350,000
    Printing and engraving expenses.................................................      80,000
    Trustee's fees and expenses.....................................................      25,000
    Rating agency fees..............................................................     100,000
    London Stock Exchange listing fee...............................................      15,000
    Miscellaneous...................................................................     225,000
                                                                                      ----------
              Total.................................................................  $1,135,000
                                                                                      ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Articles 254 and 280 of the Commercial Code of Japan make the provisions of
Section 10, Chapter 2, Book III of the Civil Code applicable to the relationship between the Company and its directors and statutory auditors, respectively.
Section 10, among other things, provides in effect that:

        (1) If a director or a statutory auditor of a company has defrayed any expenses which are considered necessary for the management of the affairs of such company entrusted to him, he may demand reimbursement therefor from the company.

        (2) If a director or a statutory auditor has assumed an obligation necessary for the management of the affairs entrusted to him, he may require the company to perform it in his place or, if it is not due, to furnish adequate security; and

        (3) If a director or statutory auditor, without any fault on his part, sustains damage through the management of the affairs entrusted to him, he may demand compensation therefor from the company.

ITEM 16.  EXHIBITS.

See Exhibit Index on Page II-5.

ITEM 17.  UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

        (1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

        (3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1) and (a)(2) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(f) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(g) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on January 29, 1998.

                                        SONY CORPORATION

                                        By:         /s/  TAMOTSU IBA
                                          --------------------------------------
                                                       Tamotsu Iba
                                               Executive Deputy President,
                                               Representative Director and
                                                 Chief Financial Officer

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each person whose signature below (whether as a member of the Board of Directors or officer of the Company, as authorized representative of the Company, or otherwise) constitutes and appoints Tamotsu Iba, Kenichi Oyama, Masakazu Arikawa or J. Michael Suffredini, alone or acting together, with full power to act as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them acting as aforesaid, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                     TITLE                          DATE

              /s/ NORIO OHGA                 Chairman, Representative Director and      January 29, 1998
------------------------------------------     Chief Executive Officer
                Norio Ohga                     (Principal Executive Officer)

           /s/ TSUNAO HASHIMOTO              Vice Chairman and Representative           January 29, 1998
------------------------------------------     Director
             Tsunao Hashimoto

                                             President, Representative Director and
------------------------------------------     Chief Operating Officer
              Nobuyuki Idei

             /s/ MINORU MORIO                Executive Deputy President and             January 29, 1998
------------------------------------------     Representative Director
               Minoru Morio

             /s/ KOZO OHSONE                 Executive Deputy President and             January 29, 1998
------------------------------------------     Representative Director
               Kozo Ohsone

           /s/ YOSHIYUKI KANEDA              Executive Deputy President and             January 29, 1998
------------------------------------------     Representative Director
             Yoshiyuki Kaneda

             /s/ TAMOTSU IBA                 Executive Deputy President,                January 29, 1998
------------------------------------------     Representative Director and Chief
               Tamotsu Iba                     Financial Officer (Principal
                                               Financial Officer and Principal
                                               Accounting Officer)

                SIGNATURE                                     TITLE                          DATE


------------------------------------------   Director
            Peter G. Peterson

           /s/ KENICHI SUEMATSU              Director                                   January 29, 1998
------------------------------------------
             Kenichi Suematsu

            /s/ HIDEO ISHIHARA               Director                                   January 29, 1998
------------------------------------------
              Hideo Ishihara

        /s/ J. MICHAEL SUFFREDINI            Authorized U.S. Representative             January 29, 1998
------------------------------------------
          J. Michael Suffredini

                                 EXHIBIT INDEX

EXHIBIT                                        DESCRIPTION
   1.1    Form of Underwriting Agreement*
   3.1    Articles of Incorporation of the Company, as amended, and English translation thereof
          (incorporated by reference to Exhibit 1 to the Company's Annual Report on Form 20-F
          for the fiscal year ended March 31, 1997)
   3.2    Regulations of the Board of Directors of the Company, as amended, and English translation thereof (incorporated by reference to Exhibit 2 to the Company's Annual
          Report on Form 20-F for the fiscal year ended March 31, 1997)
   4.1    Form of Indenture between the Company and The Chase Manhattan Bank, N.A., as Trustee*
   4.2    Form of Global Note (included in Exhibit 4.1)*
   5.1    Opinion of Tsunematsu Yanase & Sekine, as to the validity of the Notes
   5.2    Opinion of Sullivan & Cromwell, as to the validity of the Notes
  23.1    Consent of Price Waterhouse
  23.2    Consent of Tsunematsu Yanase & Sekine (included in Exhibit 5.1)
  23.3    Consent of Sullivan & Cromwell (included in Exhibit 5.2)
  24.1    Powers of Attorney (included in Signature Page of Form F-3)
  25.1    Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of
          1939 of The Chase Manhattan Bank, as Trustee*

---------------
* To be filed by amendment